Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HYLETE, Inc.
560 Stevens Ave
Solana Beach, CA 92075
https://www.hylete.com

Up to $1,070,000.00 in Class A Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HYLETE, Inc.
Address: 560 Stevens Ave, Solana Beach, CA 92075
State of Incorporation: DE
Date Incorporated: March 26, 2012

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class A Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

Perks*

Early Bird Bonus: 10% bonus shares when you invest during the first week of the offering

$5,000+ Bonus: 10% bonus shares when you invest $5,000 or more

Double Bonus: 20% bonus shares when you invest $5,000 or more during the first week of the offering

Investor Account on HYLETE.com

The investor account entitles you to the following perks:

50% off retail value on all regular priced products

Additional 10% off clearance locker items

Free ground shipping on all orders within the continental U.S.

Exclusive Investor pricing on all HYLETE project and pre-order products

Double HYLETE points

Personalized Brand Experience Rep

Exclusive Offers

All perks occur after the offering is completed

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

<u>The 10% Bonus for StartEngine Shareholders</u>

Hylete, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 500 shares of Class A Common Stock at $1/share, you will receive 50, meaning you'll own 550 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

HYLETE is a fitness lifestyle brand, founded on the core belief that a company's impact can and should live beyond the products they sell. Built on a foundation of innovation and quality, HYLETE's energy is equally focused on inspiring the well-being of their community.

Each detail of every design has a purpose. Whether it's fine-tuned for your most intense training session, or optimized for comfort outside of the gym, HYLETE is committed to providing high-quality athletic apparel at their unique 'HYLETE pricing.'

By removing the noise of traditional retail, community feedback goes directly into the development of new products and improving the overall HYLETE experience.

Competitors and Industry

HYLETE's strategy is centered on focusing on a smaller, passionate base within its 22 million potential users. The company engages its customers to become investors or "investomers" by actively participating in ownership in the fitness lifestyle brand they have come to trust and with which they identify. HYLETE believes that its serviceable obtainable market is 1 million people, who purchase, on average $1,000 of HYLETE product each year.

We believe our competitors in this market are the following:

Lululemon

Rhone (Male only)

UnderArmour

Fabletics (Female only)

Reebok

Nike

Ten Thousand (Male only)

Current Stage and Roadmap

We have consistently grown our revenues 20-30% year over year, with a CAGR of 46.6%. Our total lifetime revenues are $49 million since inception. We have over 248,000 loyal customers, 25,000 of which are fitness professionals, 15,000+ military and first responders, and over 4,200 investors.

As a direct to community brand, we pride ourselves on being data-driven which facilitates healthy margins and an impressive repeat customer rate of 60%. Our men's category expansion has included footwear, outerwear, and lifestyle. Our women's line is rapidly expanding to include a breadth of performance apparel, and anticipate expanding our category offering based on the feedback from our community to include footwear, lifestyle, and outerwear.

In 2020, we plan to launch a breadth of new products, as well as updates to community favorites. We have chosen to produce these products based on community feedback as well as trend forecasting. Some of these products include men's lifestyle products, such as khakis and button-down shirts. For women, we have new high-waisted performance tights, sports bras, and jackets.

We plan on releasing our Daily Circuit App 2.0 in 2021, as well as our first "Experiential Retail meets Fitness" Location in Southern California.

The Team

Officers and Directors

Name: Ron L. Wilson, II

Ron L. Wilson, II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO

Dates of Service: March 12, 2012 - Present
Responsibilities: Responsible for the management team, company's overall resources and operations, communications with the board of directors and stakeholders, and overall brand strategy. Ron's annual salary is $243,750.

- **Position:** Interim CFO
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Responsible for managing the financial actions of the company, including cash flow and financial planning. Responsible for the overall financial strategy, including oversight of all accounting and finance functions, and risk management.

- **Position:** President of the Board
  Dates of Service: March 26, 2012 - Present
  Responsibilities: Conducts and calls to order board meetings, prepares the. agenda, and ensures the board's directives are implemented and monitored. Creates committees and appoints committee chairs, when needed.

Name: Matt Paulson

Matt Paulson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and VP, Business Development
  Dates of Service: May 01, 2012 - Present
  Responsibilities: Responsible for identifying, researching, implementing, managing and maximizing all partnerships and sales that are external to HYLETE.com. Responsible for identifying strategic partnerships that align with HYLETE's strategy and negotiate mutually beneficial agreements that amplify and contribute to the overall marketing strategy with the goal of increasing exposure and revenue at HYLETE.com. Matt's annual salary is $121,800.

- **Position:** Board Member
  Dates of Service: March 26, 2012 - Present
  Responsibilities: Care for the finances and legal requirements of the company. Responsible to provide for fiscal responsibility, approve the budget, and formulate policies related to contracts from public or private resources. Establish approval limits for capital and operating expenditures. Review and approve of any joint ventures, strategic partnerships, or other acquisitions. Review and evaluate present and future opportunities, threats, and risks. Approve any changes to legal counsel, as well as changes to legal policies and/or pending litigation. Set base compensation, profit interest/option awards, and incentive bonuses for executives, including the CEO.

Name: Adam Colton

Adam Colton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: September 30, 2019 - Present
  Responsibilities: The CFO acts as the strategic leader in the overall financial strategy of the organization, including oversight of all accounting and finance functions, as well as risk management. Adam's annual salary is $200,000.

Other business experience in the past three years:

- **Employer:** National Cardiac Inc.
  Title: CFO
  Dates of Service: May 01, 2017 - September 27, 2019
  Responsibilities: To serve as the company's Chief Financial Officer with all of the tasks and responsibilities normally associated with this role

Other business experience in the past three years:

- **Employer:** Lamkin Corporation
  Title: Chief Financial Officer
  Dates of Service: May 10, 2010 - December 31, 2016
  Responsibilities: To serve as the company's Chief Financial Officer with all of the tasks and responsibilities normally associated with this role

Name: Darren Yager

Darren Yager's current primary role is with Express Locations, LLC. Darren Yager currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Care for the finances and legal requirements of the company. Responsible to provide for fiscal responsibility, approve the budget, and formulate policies related to contracts from public or private resources. Establish approval limits for capital and operating expenditures. Review and approve of any joint ventures, strategic partnerships, or other acquisitions. Review and evaluate present and future opportunities, threats, and risks. Approve any changes to legal counsel, as well as changes to legal policies and/or pending litigation. Set base compensation, profit interest/option awards, and incentive bonuses for executives, including the CEO.

Other business experience in the past three years:

- **Employer:** Express Locations, LLC
  Title: Chief Operating Officer
  Dates of Service: September 27, 2016 - Present
  Responsibilities: Darren Yager As a founding owner of the company, Darren Yager holds the position of Chief Operating Officer, overseeing 1170+ employees, 4 divisions and 23 regions.

Name: James Caccavo

James Caccavo's current primary role is with Steelpoint Co-Investment Fund. James Caccavo currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Care for the finances and legal requirements of the company. Responsible to provide for fiscal responsibility, approve the budget, and formulate policies related to contracts from public or private resources. Establish approval limits for capital and operating expenditures. Review and approve of any joint ventures, strategic partnerships, or other acquisitions. Review and evaluate present and future opportunities, threats, and risks. Approve any changes to legal counsel, as well as changes to legal policies and/or pending litigation. Set base compensation, profit interest/option awards, and incentive bonuses for executives, including the CEO.

Other business experience in the past three years:

- **Employer:** Steelpoint Co-Investment Fund
  Title: Founder and Managing Partner
  Dates of Service: June 01, 2003 - Present
  Responsibilities: JIM CACCAVO is the Founder and Managing General Partner at Steelpoint and has managed transactions in consumer products, retail, apparel, food and beverage, nutraceutical and supplements, business services, software, technology and communications .Jim has been helpful in assisting their portfolio in areas around branding, expanding distribution, generating and sustaining sales growth, structuring efficient and effective sales and marketing organizations. He leads the team's analysis in sales and marketing areas, specifically focusing on branding and distribution strategy.

Other business experience in the past three years:

- **Employer:** Flora California, Inc
  Title: CEO
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Jim's primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, and acting as the main point of communication between the board of directors and the corporate operations of the company.

Name: Kevin Park

Kevin Park's current primary role is with SimplePitch Ventunes. Kevin Park currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 01, 2014 - Present
  Responsibilities: Care for the finances and legal requirements of the company. Responsible to provide for fiscal responsibility, approve the budget, and formulate policies related to contracts from public or private resources. Establish approval limits for capital and operating expenditures. Review and approve of any joint ventures, strategic partnerships, or other acquisitions. Review and evaluate present and future opportunities, threats, and risks. Approve any changes to legal counsel, as well as changes to legal policies and/or pending litigation. Set base compensation, profit interest/option awards, and incentive bonuses for executives, including the CEO.

Other business experience in the past three years:

- **Employer:** SimplePitch Ventunes
  Title: Founder
  Dates of Service: January 12, 2011 - Present
  Responsibilities: Kevin was an early stage investor and operator in SimplePitch, which with over $40 million invested in their companies, the partner with entrepreneurs who believe that the company's financial, operational, and strategic support will help them realize their vision.

Other business experience in the past three years:

- **Employer:** Docent Capital
  Title: Managing Partner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Kevin is in charge of important clients and has a larger responsibility for managing his teams and setting the overall strategy of his team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HYLETE.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HYLETE.com could harm our reputation and materially negatively impact our financial condition and business.

We have incurred significant net losses since our inception and cannot assure you that we will achieve or maintain profitable operations.
We have incurred significant net losses since inception. Our net loss was $4,447,863, $5,051,354 and $3,232,973 for the six months ended June 30, 2019 and the years ended December 31, 2018 and 2017, respectively. As of June 30, 2019, we had a stockholders' deficit of $16,224,698. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events. We anticipate that our operating expenses will increase substantially in the foreseeable future as we undertake increased marketing and sales efforts to increase our customer base, build brand awareness and open our planned "fulfillment meets retail" centers. These increased expenditures may make it more difficult to achieve and maintain profitability. In addition, our efforts to grow our business may be more expensive than we expect, and we may not be able to generate sufficient revenue to offset increased operating expenses. If we are required to reduce our expenses, our growth strategy could be materially affected. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. Accordingly, we cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Class A Common Stock to decline, resulting in a significant or complete loss of your investment.

If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.
The report of our independent registered public accounting firm for the year ended

December 31, 2018 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. This report is dated April 17, 2019 and does not take into account any proceeds we will receive in this proposed offering. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to complete this offering, which will enable us to fund our expansion plans and realize our business objectives. In addition, we have incurred a net loss in each quarter since our inception and expect to incur losses in future periods as we continue to increase our expenses in order to position us to grow our business. If we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue substantially to achieve and sustain profitability, we may not be able to continue as a going concern.

Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. The HYLETE name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the activewear, footwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations. Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

Our future results may be adversely affected if we are unable to implement our strategic plan and growth initiatives.

Our ability to succeed in our strategic plan and growth initiatives will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, ramp-up time of future projects, product differentiation, challenges with respect to material sourcing, and/or the ability to attract and retain qualified management and other personnel. The design, development and construction of our planned "fulfillment meets experiential retail" centers will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that such centers, when opened, will prove viable or successful. There can be no assurance that we will be able to develop and successfully implement our strategic plan and growth initiatives to a point where we will become and/or continue to be profitable or generate positive cash flow. If we cannot successfully execute our strategic plan and growth initiatives, our financial condition and results of operations may be adversely impacted.

An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.

Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price. Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers' access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for activewear is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of activewear and athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of activewear and athletic apparel. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in apparel for yoga, CrossFit and other activities. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do. As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by: · quickly adapting to changes in customer requirements or consumer preferences; · discounting excess inventory that has been written down or written off; · devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and · engaging in lengthy and costly intellectual property and other disputes. Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.
We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations. In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily

located outside the United States to manufacture our products. For each of the six months ended June 30, 2019 and the year ended December 31, 2018, approximately 75% of our products were manufactured in China, respectively, and the remainder in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business. These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term.

Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.
Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and

could have a material adverse effect on our financial conditions, operating results and cash flows. The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum or other raw materials can materially adversely affect our cost of goods sold. In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

Our operations are currently primarily dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.

Our warehouse and fulfillment/distribution functions are currently primarily handled from a single facility in Los Angeles, California, operated by an unaffiliated third party. Our current fulfillment/distribution operations are substantially dependent on the continued retention of this facility. Any significant interruption in the operation of the warehouse and fulfillment/distribution center due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline. We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. For example, the application to register our original icon logo as a trademark has been subject to legal proceedings. See the section entitled "Business – Litigation" for further information regarding the status of this legal proceeding. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. For example, in connection with the aforementioned legal action regarding our initial icon logo, we are currently subject to claims alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. While we believe the claims are without merit and are defending vigorously, there is no assurance we will be successful in such action. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.

As of September 30, 2019, we had an aggregate principal amount of debt outstanding of approximately $10.0 million. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base. Our substantial debt could have important consequences to us. For example, it could: · make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness; · require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes; · increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations; · place us at a competitive disadvantage to our competitors with proportionately less debt for their size; · limit our ability to refinance our existing indebtedness or borrow additional funds in the future; · limit our flexibility in planning for, or reacting to, changing conditions in our business; and · limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide credit crisis could make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. For example, as of August 1, 2019, we owed our senior secured lender $5.0 million that is due on the scheduled maturity date of December 31, 2019. The senior secured lender has agreed to extend the maturity date to December 31, 2020, as part of this offering. Our credit agreement contains negative covenants that, subject to significant exceptions limit our ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. Upon the occurrence of an event of default under this agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

We will likely need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the U.S., as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues. Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws applicable to our operations. Although we have policies and procedures to address compliance with the FCPA and similar laws, there can be no assurance that all of our employees, agents and other partners will not take actions in violations of our policies. Any such violation could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer and President, Mr. Ron L. Wilson, II. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock. In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and fitness industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

Organizations face growing regulatory and compliance requirements.
New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Our business is affected by seasonality.
Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ron Wilson	3,869,800	Class A Common Stock	13.34
Ron Wilson	250	Class B Common Stock	13.34
Matt Paulson	2,950,200	Class A Common Stock	10.17
Steelpoint Co-Investment Fund	469,700	Class A Common Stock	13.0
Steelpoint Co-Investment Fund	357,000	Convertible Securities	13.0
CircleUp Advisors, LLC	149,800	Convertible Securities	5.4
Black Oak-HYLETE-Senior Debt, LLC	2,082,747	Convertible Securities	4.2

The Company's Securities

The Company has authorized Class B Common Stock, 2015 Equity Incentive Plan, Convertible Securities, Class A Common Stock, Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 3,966,805 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Dividend Rights. So long as any shares of Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends on the Preferred Stock shall have been paid or declared and set apart, except for i)acquisitions of Common Stock by the Corporation pursuant to agreements which permit the

Corporation to repurchase such shares upon termination of services to the Corporation (including buy/sell agreements with employees not to exceed $50,000); or ii)acquisitions of Common Stock in exercise of the Corporation's right of first refusal or similar right to repurchase such shares.

2. Liquidation and distribution. Upon a Liquidating Event, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on a pari passu basis, be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, respectively, (i) an amount per share of Series A Preferred Stock equal to the Original Issue Price of such Series A Preferred Stock plus all unpaid dividends on the Series A Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A Preferred Stock held by them; (ii) an amount per share of Series A-1 Preferred Stock equal to the Original Issue Price of such Series A-1 Preferred Stock plus all unpaid dividends on the Series A-1 Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A-1 Preferred Stock held by them; and (iii)an amount per share of Series A-2 Preferred Stock equal to the Original Issue Price of such Series A-2 Preferred Stock plus all unpaid dividends on the Series A-2 Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A-2 Preferred Stock held by them.

3. Preferences and other material rights. The rights, preferences, privileges and restrictions of the Class A Common Stock and Class B Common Stock shall be equal and identical in all respects, except that the holders of Class B Common Stock shall not have any voting right, except as may otherwise be required by applicable law.

2015 Equity Incentive Plan

The amount of securities outstanding is 1,582,670.

Material Rights

1,746,500 options authorized for the purchase of Class A Common Stock

1,582,670 options granted (unexercised)

128,830 options available, unissued

35,000 options granted (exercised)

Shareholder Rights. A participant, or a transferee of a participant, shall have no rights as a shareholder (including without limitation voting rights or dividend or distribution rights) with respect to any Common Stock covered by an award until such person becomes entitled to receive such common stock, has satisfied any applicable withholding or tax obligations relating to the award and the common stock has been issued to the participant.

Dissolution. To the extent not previously exercised or settled, all Options, SARs, Stock Units and unvested Restricted Stock Grants shall terminate immediately prior to the dissolution or liquidation of the Company and shall be forfeited to the Company without consideration(except for repayment of any amounts a Participant had paid to the Company to acquire unvested Shares underlying the forfeited Awards).

Voting and Dividend Rights. The holder of a Restricted Stock Grant (irrespective of whether the Shares subject to the Restricted Stock Grant are vested or unvested) awarded under the Plan shall have the same voting, dividend and other rights as the Company's other shareholders. However, any dividends received on Shares that are unvested (whether such dividends are in the form of cash or Shares) may be subject to the same vesting conditions and restrictions as the Restricted Stock Grant with respect to which the dividends were paid.

Convertible Securities

The amount of securities outstanding is 4,556,450.

Material Rights

These securities do not have any rights or preferences. The convertible securities in this section are warrants and "non-plan" options to purchase our Series A Common Stock.

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 7,859,600 outstanding.

Voting Rights

The Class A Common Stock has standard one-for-one voting rights

Material Rights

1. Dividend Rights. So long as any shares of Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends on the Preferred Stock shall have been paid or declared and set apart, except for: i)acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation (including buy/sell agreements with employees not to exceed $50,000); or ii)acquisitions of Common Stock in exercise of the Corporation's right of first refusal or similar right to repurchase such shares.

2. Liquidation and distribution. Upon a Liquidating Event, before any distribution or

payment shall be made to the holders of any Common Stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on a pari passu basis, be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, respectively, (i) an amount per share of Series A Preferred Stock equal to the Original Issue Price of such Series A Preferred Stock plus all unpaid dividends on the Series A Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A Preferred Stock held by them; (ii) an amount per share of Series A-1 Preferred Stock equal to the Original Issue Price of such Series A-1 Preferred Stock plus all unpaid dividends on the Series A-1 Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A-1 Preferred Stock held by them; and (iii) an amount per share of Series A-2 Preferred Stock equal to the Original Issue Price of such Series A-2 Preferred Stock plus all unpaid dividends on the Series A-2 Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A-2 Preferred Stock held by them.

3. Preferences and other material rights. The rights, preferences, privileges and restrictions of the Class A Common Stock and Class B Common Stock shall be equal and identical in all respects, except that the holders of Class B Common Stock shall not have any voting right, except as may otherwise be required by applicable law.

4. Rights to Elect Board of Directors. The holders of Class A Common Stock, voting as a separate class, shall be entitled to elect one (1) member (the "Common Director") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class has elected one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Corporation (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director, and the Common Director, unless otherwise prohibited by law.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class has elected one (1) member of the Board of Directors, who shall not be an officer or employee of the Corporation (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director, and the CEO Director, unless otherwise prohibited by law.

Preferred Stock

The amount of security authorized is 1,712,200 with a total of 1,712,200 outstanding.

Voting Rights

Series A Preferred Shareholders receive one vote per share.

Material Rights

Original share price: $134.19, and a 1-for-700 forward split was performed, with the share price now at $0.1917 per share.

Series A Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Class A Common Stock.

The holders of Preferred Stock, in preference to the holders of Common Stock, are entitled to receive cash dividends at the rate of twelve percent (12%) of the Original Issue Price, per annum. The dividends will be paid when declared or as part of the liquidation rights described below.

The holders of Preferred Stock have a liquidation preference calculated as the Original Issue Price plus all unpaid dividends, whether or not they have been declared by the board.

The holders of the series A Preferred Stock, voting as a separate series and separate class, shall be entitled to elect one (1) member (the "Series A Preferred Director") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such Series A Preferred Director and to fill any vacancy caused by the resignation, death or removal of such Series A Preferred Director.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Corporation (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director unless otherwise prohibited by law.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall not be an officer or employee of the Corporation (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director, and the CEO Director, unless otherwise prohibited by law.

Series A-1 Preferred Stock

The amount of security authorized is 5,970,300 with a total of 5,970,300 outstanding.

Voting Rights

Preferred Shareholders receive one vote per share.

Material Rights

Original Share Price: $215.46, with a 1 for 700 forward split and a current share price of $0.3078.

Any shares of Preferred Stock may, at the option of the holder, be converted at any time into full-paid and nonassessable shares of Class A Common Stock.

The holders of Preferred Stock, in preference to the holders of Common Stock, are entitled to receive cash dividends at the rate of twelve percent (12%) of the Original Issue Price, per annum. The dividends will be paid when declared or as part of the liquidation rights described below.

The holders of Preferred Stock have a liquidation preference calculated as the Original Issue Price plus all unpaid dividends, whether or not they have been declared by the board.

The holders of Preferred Stock, in preference to the holders of Common Stock, are entitled to receive cash dividends at the rate of twelve percent (12%) of the Original Issue Price, per annum. The dividends will be paid when declared or as part of the liquidation rights described below.

The holders of Preferred Stock have a liquidation preference calculated as the Original Issue Price plus all unpaid dividends, whether or not they have been declared by the board.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Corporation (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director unless otherwise prohibited by law.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall not be an officer or employee of the Corporation (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director, and the CEO Director, unless otherwise prohibited by law.

Series A-2 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 4,791,500 outstanding.

Voting Rights

Preferred Shareholders receive one vote per share.

Material Rights

Orignal Share Price: $360.00 with a 1 for 700 forward split with current share price of $.51. There were two additional Series A-2 Preferred Stockholders who invested in 2018, at a share price of $1.75 per share.

Any shares of Preferred Stock may, at the option of the holder, be converted at any time into full-paid and nonassessable shares of Class A Common Stock.

The holders of Preferred Stock, in preference to the holders of Common Stock, are entitled to receive cash dividends at the rate of twelve percent (12%) of the Original Issue Price, per annum. The dividends will be paid when declared or as part of the liquidation rights described below.

The holders of Preferred Stock have a liquidation preference calculated as the Original Issue Price plus all unpaid dividends, whether or not they have been declared by the board.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Corporation (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director unless otherwise prohibited by law.

The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall not be an officer or employee of the Corporation (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director, and the CEO Director, unless otherwise prohibited by law.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Working capital, product development, and marketing.
  Date: March 30, 2017
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,096,120.00
  Number of Securities Sold: 1,676,896
  Use of proceeds: Working capital, product development, marketing
  Date: June 15, 2018
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $875,760.00
  Number of Securities Sold: 500,434
  Use of proceeds: Working capital, product development and marketing.
  Date: November 30, 2018
  Offering exemption relied upon: Regulation A+

- Type of security sold: Debt
  Final amount sold: $931,100.00
  Use of proceeds: Working capital, product development, and marketing
  Date: December 31, 2018
  Offering exemption relied upon: Regulation A+

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 5,970,300
  Use of proceeds: Vendor payments, working capital, new product development.
  Date: July 06, 2015
  Offering exemption relied upon: 506(c)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,415,000.00
  Number of Securities Sold: 4,881,800
  Use of proceeds: Vendor payments, working capital, new product development, app development
  Date: June 16, 2014
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Net sales for 2018 were $11,689,200, an increase of 33.2%, from net sales of $8,773,025 in 2017. The increase was due to both new customer growth (which represented 38% of the increase) and an increase in repeat purchase rates from existing customers on www.hylete.com (which represented approximately 26% of the increase).

We expanded our product offering in 2018, offering many new styles of men's and women's apparel, circuit cross training shoe and bags, and increased our advertising spending significantly, all of which helped fuel revenue growth. Strategic Relationships/Co-Branding represented our largest growth channel, increasing by 38.2% from sales of $540,185 in 2017 to $746,500 in 2018. The marketplace channel sales increased 36.2% from $409,494 in 2017 to $557,553 in 2018. The HYLETE.com channel continues to be the largest revenue channel, experiencing 32.7% growth from sales of $7,823,345 in 2017 to $10,385,108 in 2018.

Cost of sales for 2018 was $5,461,090, an increase of $1,395,245, or 34.3%, from cost of sales of $4,065,845 in 2017. Cost of sales as a percentage of net sales yielded a gross margin of 53.3% versus a gross margin of 53.7% in 2017.

Selling and marketing expenses grew to $2,866,133 in December 31, 2018 from $2,862,657 in 2017, an increase of 0.12% but decreased by 8.1% as a percentage of net sales. The decrease as a percentage of net sales was primarily due our ability to strategically manage our social media and strategic partner cost.

General and administrative expenses were $3,806,176 in 2018 compared to $2,447,146 in 2017. The increase in general and administrative expense were the result of higher payroll cost as we increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense.

Shipping and distribution costs in 2018 were $2,182,554, which represented 18.7% of net sales versus 2017 shipping and distribution costs of $1,236,572 that represented 14.1% of net sales. The increase in shipping expenses where due to our initiatives to increase revenue and improve customer delivery times by offering free shipping and changing shipping methods respectively.

Interest expense increased from $836,845 in 2017 to $1,365,426 in 2018 as we increased our indebtedness.

As a result of the foregoing we incurred a net loss of $5,051,354 in 2018, compared to a net loss of $3,232,973 in 2017.

Historical results and cash flows:

Our business has not been profitable to date. We have continuously implemented new initiatives and capabilities and added valuable team members with a distinct eye to the future. We are now entering the next phase of our story striving for continued revenue growth and identifying our path toward profitability. We have set an internal goal to become EBITDA positive in fiscal 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current capital resources include cash on hand, senior secured debt, promissory notes, and merchant cash advances. This Reg CF offering is expected to fund our short term cash needs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are an important component of our short term financing strategy. During the course of the campaign, we will continue to work with current and future funding sources, including principle stakeholders, to ensure our long term success.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are an important component of our short term financing strategy. Given our previous success with both debt and equity financings, we believe our viability is not reliant on this offering.

Of the total funds that the company has, 20% of that wil be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Assuming continued access to our current funding sources and based on current budgets and run rates we project the mimimum raise will allow us to operate normally through Q1 2020.

How long will you be able to operate the company if you raise your maximum funding goal?

Assuming continued access to our current funding sources and based on current budgets and run rates we project the maximum raise will allow us to operate normally through Q2 2020.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

HYLETE Inc. plans to pursue future capital raises as additional captial requirements arise.

Indebtedness

- **Creditor:** Chung Family Trust,
  Amount Owed: $200,000.00
  Interest Rate: 18.0%
  Maturity Date: December 31, 2019

- **Creditor:** Black Oak Capital Partners
  Amount Owed: $5,000,000.00
  Interest Rate: 12.5%
  Maturity Date: December 31, 2019
  The agreement also includes a financial covenant related to our liquidity and requires a minimum cash balance of $250,000 to be maintained. In conjunction with borrowings under, and extensions to December 31, 2019 of maturity dates of borrowings under, our senior credit agreement, between June 2016 and June 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.071 per share and expire ten years after issuance. The senior credit agreement is secured by substantially all of our assets and shareholder shares in which have been pledged as additional collateral.

- **Creditor:** Ron L. Wilson, II
  Amount Owed: $100,000.00
  Interest Rate: 18.0%
  Maturity Date: April 05, 2020

- **Creditor:** Steelpoint Co-Investment Fund
  Amount Owed: $400,000.00
  Interest Rate: 18.0%
  Maturity Date: May 31, 2020

- **Creditor:** Steelpoint Co-Investment Fund
  Amount Owed: $300,000.00
  Interest Rate: 20.0%

Maturity Date: December 31, 2019

- **Creditor:** Promissory Note - Various Holders
  Amount Owed: $50,000.00
  Interest Rate: 18.0%
  Maturity Date: June 25, 2020

- **Creditor:** Promissory Note - Various Holders
  Amount Owed: $200,000.00
  Interest Rate: 18.0%
  Maturity Date: June 26, 2020

- **Creditor:** Class A Bonds sold under Regulation A
  Amount Owed: $946,000.00
  Interest Rate: 12.0%
  Maturity Date: May 23, 2021

- **Creditor:** IPO Bridge Notes - Various Holders
  Amount Owed: $2,835,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2019
  In connection with the issuance of the IPO Bridge Notes, we issued Class B Common Stock warrants equal to 1% of the fully diluted equity ownership after the offering for each $1,000,000 of the loan amount.

Related Party Transactions

- **Name of Entity:** Chung Family Trust
  Names of 20% owners: Kevin Park
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $200,000 Bridge Note with an interest rate of 1.5% per month and a maturity date of December 31, 2019
  Material Terms: On August 19, 2015, we issued a $200,000 under a Senior Bridge Note agreement (the "Chung Bridge Note"), with an initial maturity date of December 31, 2016. The Chung Bridge Note holder is the Chung Family Trust. Kevin Park, a director, is the trustee of the Chung Family Trust. From August 19, 2015 through December 31, 2015, the Chung Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Chung Bridge Note through December 31, 2016. In November 2016, the Chung Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month in connection with the extension and subordination to a senior lender. In connection with this extension and subordination, we paid an additional fee of $10,000 for which were recorded as a discount to the Chung Bridge Note. The discount was amortized using the straight-line method over the term of the Chung Bridge

Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Chung Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Chung Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

- **Name of Entity:** Black Oak Capital Partners
  Names of 20% owners: N/A
  Relationship to Company: Senior Lender
  Nature / amount of interest in the transaction: 416,549 Series A-2 Preferred Stock warrants
  Material Terms: In conjunction with borrowings under, and extensions of maturity dates of borrowings under, our senior credit agreement, between June 2016 and March 2019, we issued an aggregate of 416,549 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The Series A-2 Preferred Stock warrants have an exercise price of $0.071 per share and expire ten years after issuance. After giving effect to the Reorganization, the Warrant Exercise and the Debt Conversions, entities affiliated with Black Oak Capital Partners own approximately 11.8% of our outstanding Class A Common Stock as of September 25, 2019. The maximum principal owed during the six months ended June 2019 and the years ended December 31, 2018 and 2017 was $5,375,000, $4,275,000, and $3,675,000, respectively. The total interest paid for the three aforementioned periods was $314,319, $518,717, and $408,286, respectively.

- **Name of Entity:** Ron L. Wilson II,
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $100,000 promissory note with an interest rate of 1.5% per month and a maturity date of April 5, 2020
  Material Terms: On April 6, 2018, we issued a $100,000 promissory note, with a maturity date of April 5, 2020 payable to Ron L. Wilson II, our President and Chief Executive Officer. Interest accrues and is payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which was recorded as a discount to the promissory note

- **Name of Entity:** Steelpoint Co-Investment Fund
  Names of 20% owners: James Caccavo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $400,000 promissory note with a monthly interest rate of 1.5% and a maturity date of May 31, 2020
  Material Terms: On May 31, 2018, we issued a $400,000 promissory note agreement (the "May 2018 Promissory Note"), with a maturity date of May 31, 2020 payable to Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, who is a current member of our board of directors. Interest under the May 2018 Promissory Note accrues and is payable monthly at a monthly rate of 1.5%. We paid fees of $20,000, which was recorded as a discount to the May 2018

Promissory Note.

- **Name** of Entity: Steelpoint Co-Investment Fund
  Names of 20% owners: James Caccavo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $300,000 promissory note with an interest rate of 20% per annum and a maturity date of December 31, 2019
  Material Terms: On August 20, 2019, the Company received $300,000 under a promissory note (the "August 2019 Promissory Note") from the same related party, Steelpoint Co-Investment Fund (James Caccavo). The maturity date is the earlier of our initial public offering or December 31, 2019. Interest accrues on the loan amount at annual rate of 20% per annum calculated on a 365-day basis. If the repayment date is within 30 days of the maturity date, the entire principal sum, less any payments made hereunder, shall become due and payable, unless otherwise mutually agreed upon by the Company and Steelpoint.

- **Name of Entity:** GRACEDBYGRIT, Inc.
  Names of 20% owners: James Caccavo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of all assets of GRACEDBYGRIT, Inc. in exchange for 789,875 shares of Class B Common Stock
  Material Terms: Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation ("GRACEDBYGRIT"), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions. GRACEDBYGRIT, Inc. is controlled by Mr. Caccavo who has beneficial interest in this transaction was approximately $708,641.

- **Name of Entity:** Steelpoint Co-Investment Fund
  Names of 20% owners: James Caccavo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $600,000 promissory note with an interest rate of 10% per annum, and a maturity date of December 31, 2019
  Material Terms: During the 4th quarter of 2018 and the two quarters of 2019, we issued $1,610,000 of promissory notes (the "IPO Bridge Notes"), of which $600,000 were issued to related parties, which included $500,000 issued to Steelpoint Co-Investment Fund (James Caccavo). The IPO Bridge Notes have a maturity date of the earlier of: (i) the closing of an initial public offering of our equity securities or any other type of direct prospectus or registered offering transaction that results in our or our successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest accrued on the loan amount at annual rate of 10.0% per annum. We paid fees of $52,200, which was

recorded as a discount to the IPO Bridge Notes. In connection with the issuance of the IPO Bridge Notes, we issued Class B Common Stock warrants equal to 1% of the fully diluted equity ownership after this offering for each $1,000,000 of the loan amount. In the third quarter of 2019, we issued $1,225,000 additional IPO Bridge Notes.

- **Name of Entity:** Darren Yager
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $100,000 promissory note with an interest rate of 10% per annum and a maturity date of December 31, 2019
  Material Terms: During the 4th quarter of 2018 and the two quarters of 2019, we issued $1,610,000 of promissory notes (the "IPO Bridge Notes"), of which $100,000 issued to Darren Yager. The IPO Bridge Notes have a maturity date of the earlier of: (i) the closing of an initial public offering of our equity securities or any other type of direct prospectus or registered offering transaction that results in our or our successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest accrued on the loan amount at annual rate of 10.0% per annum. We paid fees of $52,200, which was recorded as a discount to the IPO Bridge Notes. In connection with the issuance of the IPO Bridge Notes, we issued Class B Common Stock warrants equal to 1% of the fully diluted equity ownership after this offering for each $1,000,000 of the loan amount. In the third quarter of 2019, we issued $1,225,000 additional IPO Bridge Notes.

Valuation

Pre-Money Valuation: $30,439,525.00

Valuation Details:

This valuation represents approximately 2.7x 2018 net revenue. We have based this valuation on relevant public company comparisons discounted for the fact that we are a private company. Please see the table below for details:

Name/Stock Symbol/Price/Sales Multiple (ttm)

V.F. Corporation/VFC/2.44

NIKE, Inc./NKE/3.53

RYU Apparel Inc. /RYU.V/3.06

Peloton Interactive, Inc. /PTON/6.54

Average = 3.89

Private Company Discount =30%

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  Vendor payments for new product launch.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  76.5%
  Our intention is that the use of proceeds will be split as follows: 76.5% will go towards the purchase of key inventory items.

- *Customer Acquisition*
  20.0%
  Customer acquisition via social media ads, online ads, and email marketing campaigns

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hylete.com (https://www.hylete.com/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hylete-2019

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HYLETE, Inc.

[See attached]

HYLETE, INC.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HYLETE, Inc. (the "Company") as of December 31, 2018 and 2017, the related statements of operations, stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
We have served as the Company's auditor since 2017.
San Diego, California
April 17, 2019

HYLETE, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,470,436	$ 616,262
Accounts receivable	123,194	75,319
Inventory	3,403,956	2,225,136
Vendor deposits	214,102	10,095
Other current assets	265,436	94,316
Total current assets	5,477,124	3,021,128
Non-Current Assets:		
Property and equipment, net	253,609	392,275
Intangible assets, net	539,697	114,977
Goodwill	426,059	–
Other non-current assets	28,219	–
Total non-current assets	1,247,584	507,252
TOTAL ASSETS	$ 6,724,708	$ 3,528,380
LIABILITIES & STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 899,158	$ 915,733
Accrued expenses	826,589	810,934
Bridge note, net of issuance costs	436,533	–
Bridge note- related party, net of issuance costs	400,884	200,000
Loan payable, net of issuance costs	3,912,508	–
Capital lease obligations	9,436	21,510
Common stock warrant liability	675,294	–
Total current liabilities	7,160,402	1,948,177
Non-Current Liabilities:		
Capital lease obligations, net of current	–	9,436
Loan payable, net of current portion and issuance costs	240,625	2,996,920
Loan payable- related party, net of issuance costs	482,708	–
Bond, net of issuance costs	766,671	–
Preferred stock warrant liability	2,698,774	1,387,319
Total non-current liabilities	4,188,778	4,393,675
Total liabilities	11,349,180	6,341,852
Commitments and contingencies (Note 18)		
Redeemable preferred stock:		
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2018 and 2017 (liquidation preference of $525,358)	518,517	472,524
Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2018 and 2017 (liquidation preference of $2,923,983)	2,899,655	2,656,103
Series A-2 preferred stock, $0.001 par value, 6,383,620 total shares authorized, 4,791,500 and 4,721,500 issued and outstanding at December 31, 2018 and 2017 (liquidation preference of $3,559,981)	3,500,516	3,088,671
Total redeemable preferred stock	6,918,688	6,217,298
Stockholders' Deficit:		
Class A common stock, par value $0.001, 30,000,000 shares authorized, 7,859,600 issued and outstanding at December 31, 2018 and 7,824,600 December 31, 2017	7,860	7,825
Class B common stock, par value $0.001, 6,000,000 shares authorized, 3,958,532 issued and outstanding at December 31, 2018 and 1,297,042 at December 31, 2017	3,959	1,297
Additional paid-in capital	4,151,537	1,178,680
Accumulated deficit	(15,706,516)	(10,218,572)
Total stockholders' deficit	(11,543,160)	(9,030,770)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$ 6,724,708	$ 3,528,380

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Net Sales	$ 11,689,200	$ 8,773,025
Cost of Sales	5,461,090	4,065,845
Gross Profit	6,228,110	4,707,180
Operating Expenses:		
Selling and marketing	2,866,133	2,862,657
General and administrative	3,806,176	2,447,146
Shipping and distribution	2,182,554	1,236,572
Total Operating Expenses	8,854,863	6,546,375
Loss from Operations	(2,626,753)	(1,839,195)
Interest expense	1,365,426	836,845
Change in fair market value of Series A-2 warrant liability	1,059,175	556,933
Net Loss	$ (5,051,354)	$ (3,232,973)
Accrual of Preferred Stock Dividend and Discount Amortized	(600,838)	(599,593)
Net Loss Attributable to Common Stockholders	$ (5,652,192)	$ (3,832,566)
Basic and diluted loss per common share	$ (0.56)	$ (0.45)
Weighted average shares - basic and diluted	10,151,347	8,556,634

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2016	7,824,600	$ 7,825	–	$ –	$ 108,933	$ (6,402,392)	$ (6,285,634)
Net Loss	–	–	–	–	–	(3,232,973)	(3,232,973)
Net proceeds from sale of Common Stock	–	–	1,297,042	1,297	1,069,747		1,071,044
Dividend accretion of Preferred Stock	–	–	–	–	(16,386)	(536,337)	(552,723)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(46,870)	(46,870)
Stock-based compensation	–	–	–	–	16,386	–	16,386
Balance as of December 31, 2017	7,824,600	7,825	1,297,042	1,297	1,178,680	(10,218,572)	(9,030,770)
Net Loss	–	–	–	–	–	(5,051,354)	(5,051,354)
Net proceeds from sale of common stock	35,000	35	1,871,615	1,872	1,986,303	–	1,988,210
Common stock issued for GRACEDBYGRIT assets	–	–	789,875	790	986,554	–	987,344
Dividend accretion on preferred stock	–	–	–	–	(164,247)	(389,248)	(553,495)
Amortization of issuance costs on Preferred Stock	–	–	–	–	–	(47,343)	(47,343)
Stock-based compensation	–	–	–	–	164,247	–	164,247
Balance as of December 31, 2018	7,859,600	$ 7,860	3,958,532	$ 3,959	$ 4,151,537	$ (15,706,516)	$ (11,543,160)

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(5,051,354)	$	(3,232,973)
Adjustments:				
Depreciation and amortization		333,938		195,358
Stock-based compensation		164,247		16,386
Amortization of debt discounts		629,376		337,426
Change in fair market value of Series A-2 warrant liability		1,059,175		556,933
Changes in:				
Accounts receivable		(47,875)		25,786
Inventory		(1,110,935)		(701,193)
Vendor deposits		(204,007)		167,209
Prepaid expenses		(171,118)		(37,581)
Accounts payable		(17,521)		436,500
Accrued expenses		3,405		423,169
Net Cash used in Operating Activities		(4,412,669)		(1,812,980)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(85,628)		(291,524)
Purchases of intangible assets		(40,965)		(15,706)
Other non-current assets		(28,219)		11,350
Net Cash used in Investing Activities		(154,812)		(295,880)
CASH FLOWS FROM FINANCING ACTIVITIES				
Borrowings on loans payable		2,578,200		498,750
Borrowings on bonds payable		754,255		–
Payments on capital leases		(21,510)		(19,691)
Net proceeds from sale of common stock		1,988,210		1,071,044
Net proceeds from sale of preferred stock		122,500		–
Net Cash provided by Financing Activities		5,421,655		1,550,103
NET CHANGE IN CASH AND CASH EQUIVALENTS		854,174		(558,757)
CASH AND CASH EQUIVALENTS, beginning of year		616,262		1,175,019
CASH AND CASH EQUIVALENTS, end of year	$	1,470,436	$	616,262
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid for interest	$	725,038	$	503,635
Cash paid for income taxes	$	800	$	800
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES				
Issuance of Series A-2 Preferred Stock warrant liability	$	262,709	$	205,195
Accretion of Preferred Stock dividends	$	553,495	$	552,723
Accretion of Preferred Stock discount	$	47,343	$	46,870
Issuance of Common Stock warrant liability	$	675,294	$	–
Common stock issued for GRACEDBYGRIT assets	$	987,344	$	–

See accompanying notes to financial statements.

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as "HYLETE" or the "Company"). The Company reincorporated in Delaware in January 2019. The Company's principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

GRACEDBYGRIT Asset Acquisition

On June 1, 2018, the Company purchased 100% of the net assets of GRACEDBYGRIT, Inc. ("GBG") for 789,875 shares of the Company's Class B Common Stock valued at $987,344. The shares of Class B Common Stock were valued at the price to which the Company's share were being sold to third parties at the time of the transactions. In addition, GBG's majority shareholder is also a member of the Company's board of directors. GBG was acquired to expand HYLETE's women's apparel line in accordance with the Company's growth strategy.

The Company accounted for the transaction as a business acquisition. The acquired assets were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of goodwill in the amount $426,059 and is attributable to future growth opportunities due the addition additional women's styles as well as the addition of employees to which have experience within the area and other factors. The goodwill is expected to deductible for income tax purposes.

The following table summarizes the fair value of the net assets acquired as of the acquisition date of June 1, 2018.

Inventory	$	67,885
Product designs		493,400
Goodwill		426,059
	$	987,344

Liability assumed under the asset acquisition agreement were immaterial.

The summarized unaudited pro forma results are not necessarily indicative of results which would have occurred if the acquisition had been in effect for the period presented. Further, the summarized unaudited consolidated pro forma results are not intended to be a projection of future results.

		2018		2017
Pro forma revenues	$	11,788,429	$	9,500,188
Pro forma net loss		(5,500,819)		(4,791,786)
Pro forma net loss per common share, basic and diluted	$	(0.52)	$	(0.58)

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations, has a working capital deficit of approximately $1.7 million and has an accumulated deficit at December 31, 2018 of approximately $15.7 million. These factors raise substantial doubt about the Company's ability to continue as a going concern.

To fund operations, the Company is anticipating filing a registration statement for which additional shares of Class B common stock will be offered for purchase. Based on our business and development plans, the Company is dependent up raising a minimum of $10 million to fund operations for a period in excess of one year from the date of this filing. Currently, we have capital to fund operations through December 2019. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of this offering. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These audited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's common and preferred stock warrant liabilities are carried at fair value. The fair value of the Company's common and preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 10). Changes in common and preferred stock warrant liabilities during the year ended December 31, 2018 are as follows:

	Fair Value of Significant Unobservable Inputs Fair Value	
	Preferred Warrants	Common Warrants
Outstanding as of December 31, 2017	$ 1,387,319	$ –
Warrants granted	252,280	675,294
Change in fair value	1,059,175	–
Outstanding as December 31, 2018	$ 2,698,774	$ 675,294

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. The Company did not have a reserve recorded as of December 31, 2018 and 2017. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2018 and 2017, the Company wrote off approximately $4,342 and $3,100 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company's vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and are being amortized using the straight-line method. During the year ended December 31, 2018, we amortized $109,644. As of December 31, 2018, $383,756 was remaining for which is expected to be amortized during the year ending December 31, 2019.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit's carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the years ended December 31, 2018 and 2017 no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the years ended December 31, 2018 and 2017 an impairment wasn't needed.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 10).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Warrants to purchase preferred stock – The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 10 for additional information.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $95,030 and $84,500 recorded within accrued expenses as of December 31, 2018 and 2017, respectively. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2018 and 2017 deferred revenue of approximately $269,000 and $378,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $196,000 and $138,000 related to credits provided to equity investors in connection with their investments as of December 31, 2018 and 2017, respectively.

Cost of sales – Cost of sales consists primarily of inventory.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $699,000 and $608,000 for the years ended December 31, 2018 and 2017, respectively. Total shipping and handling costs included in operating expenses was approximately $1,418,000 and $734,000 for the years ended December 31, 2018 and 2017, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2018 and 2017 amounted to approximately $1,139,000 and $1,281,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company's legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2018 and 2017, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share – Basic loss per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of December 31, 2018, and 2017, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the years ended December 31, 2018 and 2017, includes accrued preferred stock dividends of $553,495 and $552,723 and preferred stock discount accretion of $47,343 and $46,870, respectively, as an increase to net loss available for common shareholders.

Recently issued accounting pronouncements – In 2014, the FASB issued Accounting Standards Update ("ASU") 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The Company is still evaluating the impact of this pronouncement on its financial statements, but does not expect it to have a substantial impact. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of December 31,

	2018	2017
Auto	$ 109,358	$ 105,772
Computer Hardware and Software	73,589	40,305
Office Furniture, Fixtures and Equipment	56,542	53,157
Leasehold Improvements	73,365	70,905
Website Development	252,529	212,618
Application Development	232,759	232,760
Production Molds	61,800	61,800
	862,942	777,315
Accumulated Depreciation	(609,333)	(385,040)
	$ 253,609	$ 392,275

Depreciation and amortization expense related to property and equipment amounted to approximately $224,000 and $195,000 for the years ended December 31, 2018 and 2017, respectively.

Note 5 – Bridge Note Payable, Related Party

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the "Bridge Note") agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019. All other terms remain unchanged.

Note 6 – Loans Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance on June 29, 2019. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. The proceeds were used for operations. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of December 31, 2018 and 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company's liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of December 31, 2018, and 2017, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

In conjunction with the senior credit agreement, the Company issued 256,298 and 216,779 Series A-2 Preferred Stock warrants to the lender during the years ended December 31, 2018 and 2017. As of December 31, 2018, and 2017, the Company had outstanding borrowings of $4,275,000 and $3,675,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the years ended December 31, 2018 and 2017, the Company recorded debt discounts of approximately $30,000 and $26,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $244,000 and $205,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the years ended December 31, 2018 and 2017, discounts of approximately $610,000 and $328,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement.

The remaining debt issuance of approximately $383,000 will be expensed as interest expense during the year ending December 31, 2019. See Note 13 for additional borrowings from this party.

Note 7 – Promissory Notes Payable

On April 6, 2018, the Company received $100,000 under a promissory note (the "Promissory Note") agreement, with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder is the Company's Chief Executive Officer. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $1,875 to interest expense. As of December 31, 2018, a discount of $3,125 remained for which will be expensed over the remaining term.

On May 31, 2018, the Company received $400,000 under a promissory note (the "May 2018 Promissory Note") agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is a member of the Company's board of directors. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $5,833 to interest expense. As of December 31, 2018, a discount of $14,167 remained for which will be expensed over the remaining term.

On June 26, 2018 the Company received $50,000 under a promissory note (the "June 2018 Promissory Note") agreement, with a maturity date of June 25, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $625 to interest expense. As of December 31, 2018, a discount of $1,875 remained for which will be expensed over the remaining term.

On June 27, 2018 the Company received $200,000 under a promissory note (the "June 2018 Promissory Note") agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the year ended December 31, 2018, the Company amortized $2,500 to interest expense. As of December 31, 2018, a discount of $7,500 remained for which will be expensed.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. As of December 31, 2018, total Class A bonds issued were $821,000 for which were used for operations. Class A Bonds will bear interest at 1% per month, or 12% per year. In connection with the bond offering, the Company paid fees of $66,745 which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. As of December 31, 2018, a discount of $54,329 remained, for which expected amortization will be expensed through 2021. The bond offering was closed on December 31, 2018. See Note 19 for additional proceeds received.

Note 9 – IPO Bridge Notes

In the 4th quarter of 2018, the Company issued $1,315,000 of promissory notes (the "IPO Notes"), of which $400,000 were issued to related parties. The proceeds will be used for operations and costs related to the Company's proposed registration statement. The IPO Notes have a maturity date of the earlier of: (i) the closing of the Company's Initial Public Offering ("IPO") or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of ten percent (10.0%) per annum. The Company paid fees of $19,300, which was recorded as a discount to the IPO Notes.

In connection with the IPO Notes, the Company has the obligation to issue common stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Notes. As of December 31, 2018, the Company had the obligation to issue 389,063 warrants based upon the amount of IPO Notes proceeds received at that date. The warrants will have an exercise price of $0.001 per share and expire ten years after issuance. Since the Company, is required to issue a variable amount of common stock for which there isn't a floor or ceiling to the amount of common stock warrants, the Company recorded the obligation to issue warrants as a liability. The warrants are measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants. The Company determined that the fair market value of the common stock warrants granted as of December 31, 2018, was approximately $675,294, which has been recorded as a liability and as an additional discount to the IPO Bridge Notes, see Note 13. The discount is amortized using the straight-line method over the term of the IPO Notes, due to the short-term nature of the IPO Notes for which $17,011 was amortized to interest expense during the year ended December 31, 2018. As of December 31, 2018, a discount of $677,583 remained, for which will be amortized in 2019.

The warrants do not meet the condition "contract contains an explicit share limit" and thus require liability accounting. Accordingly, the estimated fair value of the warrants require bifurcation and accounted for as liabilities from issuance, with changes in estimated fair value recorded in the statement of operations at each reporting period and immediately prior to conversion.

As of December 31, 2018, the following is a schedule of principal amount maturities for all bridge loans, loans, promissory notes, bonds and IPO Notes payable:

Year Ending December 31,	Third Party	Related Party
2019	$ 5,190,000	$ 600,000
2020	250,000	500,000
2021	821,000	–
	$ 6,261,000	$ 1,100,000

Note 10 – Preferred Stock Warrant Liability

During the years ended December 31, 2018 and 2017, the Company issued 256,298 and 216,779, respectively, Series A-2 Preferred Stock warrants in conjunction with a debt agreement. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.001 per share and expire ten years after issuance.

In October and November of 2018, the Company issued 7,000 Series A-2 Preferred Stock warrants to individuals in conjunction with the purchase agreements of Series A-2 Preferred Stock (see Note 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2018, and 2017, was approximately $2,699,000 and $1,387,000, respectively, which has been recorded as a liability. See Note 13 for additional information related to the valuation.

Note 11 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company's conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

During the year ended December 31, 2018, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 70,000 Series A-2 Preferred Stock at a purchase price of $1.75 per share for total gross proceeds of $122,500.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to retained earnings (or accumulated deficit). For the years ended December 31, 2018 and 2017, the Company recorded accretion of $553,495 and $552,723, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights: The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights: The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights: If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a "Drag Along Sale" by the other Stockholders (the "Dragged Stockholders") pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Summary of Preferred Stock Transactions

During the years ended December 31, 2018 and 2017, the Company amortized discounts on preferred stock to accumulated deficit of $47,343 and $46,870, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2018, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,		
2019	$	74,658
2020		6,277
	$	80,935

As of December 31, 2018, the future amount to be potentially redeemed on January 13, 2020 is as follows:

Series-A	$	563,745
Series A-1		3,144,502
Series A-2		3,844,231
	$	7,552,478

Note 12 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6,000,000 shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 in offerings conducted pursuant to Regulation Crowdfunding and Regulation A of the Securities Act.

During the year ended December 31, 2018, the Company sold 1,871,615 shares of Class B common stock for net proceeds of $1,988,210 in an offering conducted pursuant to Regulation A of the Securities Act.

On December 12, 2018, the Company filed a Certificate of Incorporation in the state of Delaware effective January 1, 2019. Subsequent to December 31, 2018, the Delaware corporation became the parent Company of the Company. The par value of each class of stock is $0.001 per share. The total number of shares which the corporation is authorized to issue is 50,066,120 shares. The number of shares of common stock authorized to be issued is 36,000,000 shares. The number of preferred stock authorized to be issued is 14,066,120. The Company reflected the addition of the $0.001 par value to the Class A and B common stock for all periods presented.

Note 13 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (Note 7). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (Note 7) and Series A-2 preferred stock purchase agreements (see Note 11). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the 4th quarter of 2018 the Company issued common stock warrants in conjunction with IPO Bridge Notes. The warrants are measured at fair market value at each reporting period. The Company uses the Black-Scholes pricing model to determine the estimated fair price of the warrants. For the period ended December 31, 2018 the Company recognized a liability of $675,294 which, represents the estimated fair market value of the warrants (see Note 9).

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2018 and 2017 using the following assumptions for the years ended December 31, 2018 and 2017.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

	2018	2017
Expected life of preferred stock warrants	3.19	3.00
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.35%	0.86%

Weighted average variables in accordance with the common stock warrants:

	2018
Expected life of preferred stock warrants	1.18
Expected stock price volatility	40.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.86%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as of December 31, 2016	2,377,900	$ 0.17	8.97
Granted	216,779	0.01	
Outstanding as of December 31, 2017	2,594,679	0.16	8.47
Granted	263,298	0.06	
Outstanding as of December 31, 2018	2,857,977	$ 0.15	8.55

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 14– Stock Option Plan

The Company's 2015 Equity Incentive Plan (the "Incentive Plan") permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2018, and 2017, there were 231,330 and 481,430 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2018 and 2017, the Company issued 505,000 and 248,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms. For the year ended December 31, 2018 and 2017, the Company recognized approximately $145,876 and $16,386, respectively, of stock compensation expense related to stock options. During 2019 the stock compensation expense related to stock options is expected to be $90,080, which will be recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $65,145, respectively.

On May 15, 2018, the Company issued 75,000 options to third party in connection with their consulting agreement. Options are priced at 110% of the Company's common stock price at the date of the agreement and have a 7-year term. The options shall vest on a monthly basis over a period of 12 months. During the year ended December 31, 2018, the Company recognized $18,371 of stock compensation expense related to the options. Remaining stock compensation of $9,185 will be expensed during the year ending December 31, 2019.

For the year end December 31, 2018, $164,247 of total stock-based compensation was recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $139,312 respectively.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the years ended December 31,

	2018	2017
Expected life of options	5.57	3.00
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.25%	0.86%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

F-20

The following table summarized option activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as of December 31, 2016	1,726,200	$ 0.22	8.77
Forfeited	(66,530)	0.02	
Granted	248,000	1.13	
Outstanding as of December 31, 2017	1,907,670	0.35	8.05
Forfeited	(144,900)	0.02	
Exercised	(35,000)	0.02	
Granted	505,000	1.25	
Outstanding as of December 31, 2018	2,232,770	0.58	8.60
Outstanding as of December 31, 2018, vested	1,140,598	$ 0.32	8.58

Note 15 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $81,000 and $53,000 to the Plan during the years ended December 31, 2018 and 2017, respectively.

Note 16 – Major Suppliers and Customers

During the year ended December 31, 2018, purchases from three suppliers represented approximately 41% of total vendor purchases. As of December 31, 2018, approximately $222,000, or 38% of accounts payable was due to these suppliers. As of December 31, 2017, purchases from four suppliers represented approximately 44% of total vendor purchases. As of December 31, 2017, approximately $512,000, or 54% of accounts payable was due to these suppliers. The loss of one or more of these suppliers would not have a material impact on the Company's operations.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 17 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

The Company's net deferred tax assets at December 31, 2018 and 2017 is approximately $2,924,000 and $2,176,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased by approximately $748,000 and $399,000, respectively.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $8,945,000 and state net operating loss carry forwards of $8,945,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company's ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company's ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $478,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014. The Company currently is not under examination by any tax authorities.

Note 18 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $10,000. Total rent expense for the years ended December 31, 2018 and 2017 was approximately $126,000 and $125,000, respectively. On March 21, 2019, the lease was renewed through March 31, 2020.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988 and have imputed interest rates ranging from 7.99% to 9.79% and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of December 31, 2018, and 2017, the balance outstanding was $9,436 and $30,946, respectively.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2018 and 2017. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

In response to a motion in opposition to our request to register our original icon logo, the Trademark Trial and Appeal Board ("TTAB") determined that our original icon logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office should reject registration of our original stylized logo mark. The company filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals and on April 16, 2018 filed the reply to the opposer's answer to the Company's brief. The Company anticipates a ruling on this matter in 2019.

The opposing party, Hybrid Athletics, LLC, has also filed a civil action against the Company in the U.S. District Court for the District of Connecticut seeking damages and alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. The Company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot provide assurance that it will cover any or all our litigation costs.

The Company's motion to dismiss has yet to be ruled upon. Preliminary discovery with respect to the U.S. District Court case commenced in March 2018 and is expected to continue up and until approximately December 2019; unless the case is resolved through motions or settlement prior to such time. As of the date of these financial statements, discovery is still in its early stages and substantial discovery remains to be completed. As such, management has neither determined the possibility of loss nor estimated the range of any potential loss. Accordingly, no liability has been recorded related to this case.

Underwriting Agreement – On December 12, 2018, the Company entered into an underwriting agreement for an anticipated initial public offering. The Company agreed to grant the underwriter an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares will be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable legal expenses incurred by it in connection with this transaction in the amount of $100,000. As of December 31, 2018, the Company has paid $70,000 for which has been treated as deferred offering costs. In addition, the Company agreed to reimburse the underwriter for $50,000 in non-accountable expenses. As of December 31, 2018, no options have been granted under the agreement.

Note 19 – Subsequent Events

Loan Payable

On February 14, 2019. the lender as disclosed in Note 6 agreed to lend up to an additional $1,725,000 on about March 31, 2019 in the form of a term loan to provide working capital to maintain and expand the operations. The first $500,000 bears interest from February 1, 2019 to maturity date at a rate of 12.50% per annum, compounded monthly. Any remaining loan amounts shall bear interest on unpaid principal amount from the date of advance through maturity date at a rate of 12.50% per annum, compounded monthly. The Company shall pay a nonrefundable closing fee of 5% of amount of loan to offset transaction cost and issue warrants to lender to purchase preferred stock representing 1.66% of the Series A-2 Preferred Stock of the Company on a fully-diluted basis on closing date of the loan, which shall be prorated based on actual amount of the fourth Lender loan. This note will mature on December 31, 2019. As of the date of these financial statements, the lender has distributed $1,100,000 of the expected $1,725,000. The Company issued 360,170 warrants to purchase shares of the Company A-2 Preferred Stock in conjunction with the additional proceeds received.

Bonds Payable

Subsequent to December 31, 2018, the Company received $125,000 in proceeds related to the Class A bond offering commencing on May 18, 2018. The Class A bond offering had closed as of December 31, 2018, however, final documentation and capital was not provided by the holder until subsequent to year end. B See Note 8 – Bond Payable.

IPO Bridge Notes

Subsequent to December 31, 2018, the Company issued and additional $95,000 of promissory notes along with the commitment to issue warrants to purchase 33,192 shares of Class B common stock. See Note 9 – IPO Bridge Note.

Operating Lease

On March 21, 2019, the Company renewed the operating lease for the office facility through March 31, 2020.

Series A-2 Warrants and Class B Common Stock Warrants

In March 2019, the Company amended the expiration date of Series A-2 Warrants issued under a debt agreement and Class B Common Stock Warrants issued in connection with the IPO Bridge Notes to the earlier of ten years after issuance or the effective date of the Company's initial public offering.

Reorganization

Immediately prior to the effective date of the Company's anticipated public offering we will effect a reorganization (the "Reorganization") pursuant to which we will (i) amend and restate our certificate of incorporation and consummate a share exchange to effect the authorization of Class C Common Stock which will be identical in all respects to the Company's currently outstanding Class A Common Stock, but are entitled to 10 votes per share and are convertible at any time on a one-for-one basis into shares of Class A Common Stock (all of the outstanding shares of Class C Common Stock will be issued and owned by Ron L. Wilson, II, the Company's President and Chief Executive Officer, and Matthew Paulson, the Company's Vice President of Business, Messrs. Wilson and Paulson are referred to collectively as the "Founders"), (ii) convert all outstanding shares of the Company's preferred stock and all outstanding shares of the Company's Class B Common Stock into shares of Class A Common Stock and (iii) effect a reverse stock split, the current anticipated reverse stock split will be approximately 1-for-5). The effects of such have not been reflected within these financial statements.

The Company has evaluated subsequent events that occurred after December 31, 2018 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

GRACEDBYGRIT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 and 2016
AND
AS OF AND FOR THE THREE MONTHS ENDED
MARCH 31, 2018 and 2017
(UNAUDITED)

GRACEDBYGRIT, INC.
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GRACEDBYGRIT, Inc. (the "Company") as of December 31, 2017 and 2016, the related statements of operations, stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and subsequently sold all of its revenue producing assets, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*

We have served as the Company's auditor since 2019.
San Diego, California
April 17, 2019

GRACEDBYGRIT, INC.
BALANCE SHEETS
AT MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

		March 31, 2018		December 31, 2017		December 31, 2016
Assets		(unaudited)				
Current assets:						
Cash	$	33,613	$	44,136	$	38,762
Accounts receivable		6,218		33,352		7,576
Inventory		151,347		189,968		278,267
Prepaids and other current assets		2,652		9,916		11,782
Current assets		**193,830**		**277,372**		**336,387**
Property and equipment, net		2,156		11,961		69,021
Other assets		7,352		7,352		8,352
Total assets	$	**203,338**	$	**296,685**	$	**413,760**
Liabilities and Stockholders' Deficit						
Current liabilities:						
Accounts payable	$	60,843	$	231,446	$	198,452
Accrued liabilities		27,818		24,184		29,427
Line of credit		–		750,000		632,292
Promissory note and accrued interest - related party		1,737,817		632,553		–
Convertible notes payable and accrued interest		154,202		152,327		–
Current liabilities		**1,980,680**		**1,790,510**		**860,171**
Commitments & Contingencies (Note 5)						
Stockholders' Deficit:						
Series A Preferred Stock, par value $0.0001 per Share, 16,226,000 shares authorized, 16,226,000 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016		649,040		649,040		649,040
Series B Preferred Stock, par value $0.0001 per Share, 42,152,355 shares authorized, 10,902,354 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016		1,744,376		1,744,376		1,744,376
Common Stock, Class A, par value $0.0001 per Share, 75,000,000 shares authorized, 13,337,000, 13,337,000, and 13,327,000 shares issued and outstanding at March 31, 2018, December 31, 2017 and 2016, respectively		1,334		1,334		1,333
Common Stock, Class B, par value $0.0001 per Share, 15,000,000 shares authorized, 1,439,425 shares issued and outstanding at March 31, 2018 and December 31, 2017		144		144		–
Additional paid in capital		275,099		273,618		34,724
Accumulated deficit		(4,447,335)		(4,162,337)		(2,875,884)
Total Stockholders' Deficit		**(1,777,342)**		**(1,493,825)**		**(446,411)**
Total liabilities and Stockholders' Deficit	$	**203,338**	$	**296,685**	$	**413,760**

The accompanying notes are an integral part of these financial statements

GRACEDBYGRIT, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	March 31, 2018 (unaudited)	March 31, 2017 (unaudited)	December 31, 2017	December 31, 2016
Sales	$ 99,229	$ 196,736	$ 727,163	$ 741,720
Cost of goods sold	67,077	100,949	474,256	444,708
Gross profit	32,152	95,787	252,907	297,012
Operating expenses:				
Research and development	5,870	9,140	22,973	15,740
Sales and marketing	174,839	209,416	821,564	806,908
General and administrative	131,579	138,973	639,403	614,505
Total operating expenses	312,288	357,529	1,483,940	1,437,153
Operating loss	(280,136)	(261,742)	(1,231,033)	(1,140,141)
Other (income) expense:				
Interest expense	14,200	12,045	56,573	35,573
Other (income) expense, net	(10,138)	(1,391)	(1,953)	(48)
Total other expense	4,062	10,654	54,620	35,525
Loss before provision for income taxes	(284,198)	(272,396)	(1,285,653)	(1,175,666)
Provision for income taxes	800	800	800	800
Net Loss	$ (284,998)	$ (273,196)	$ (1,286,453)	$ (1,176,466)
Loss per common share - basic and diluted	$ (0.02)	$ (0.02)	$ (0.09)	$ (0.09)
Weighted average shares outstanding - basic and diluted	14,776,425	13,327,000	13,569,821	13,301,444

The accompanying notes are an integral part of these financial statements

GRACEDBYGRIT, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2018

	Series A Preferred Stock		Series B Preferred Stock		Common Stock, Class A		Common Stock, Class B		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - December 31, 2015	16,226,000	$ 649,040	–	–	13,127,000	$ 1,333	–	–	$ 11,656	$ (1,699,418)	$ (1,037,389)
Issuance of Series B Preferred Stock	–	–	10,902,354	1,744,376	–	–	–	–	–	–	1,744,376
Stock based compensation	–	–	–	–	200,000	–	–	–	23,068	–	23,068
Net loss	–	–	–	–	–	–	–	–	–	(1,176,466)	(1,176,466)
Balance - December 31, 2016	16,226,000	649,040	10,902,354	1,744,376	13,327,000	1,333	–	–	34,724	(2,875,884)	(446,411)
Exercise of Class A stock options	–	–	–	–	10,000	1	–	–	399	–	400
Issuance of Class B Common Stock for cash	–	–	–	–	–	–	1,439,425	144	230,164	–	230,308
Stock based compensation	–	–	–	–	–	–	–	–	8,331	–	8,331
Net loss	–	–	–	–	–	–	–	–	–	(1,286,453)	(1,286,453)
Balance - December 31, 2017	16,226,000	649,040	10,902,354	1,744,376	13,337,000	1,334	1,439,425	144	273,618	(4,162,337)	(1,493,825)
Stock based compensation	–	–	–	–	–	–	–	–	1,481	–	1,481
Net loss	–	–	–	–	–	–	–	–	–	(284,998)	(284,998)
Balance - March 31, 2018 (unaudited)	16,226,000	$ 649,040	10,902,354	$1,744,376	13,337,000	$ 1,334	1,439,425	$ 144	$ 275,099	$ (4,447,335)	$ (1,777,342)

The accompanying notes are an integral part of these financial statements

GRACEDBYGRIT, INC.
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended March 31, 2018	Three months ended March 31, 2017	December 31, 2017	December 31 2016
	(unaudited)	(unaudited)		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$ (284,998)	$ (273,196)	$ (1,286,453)	$ (1,176,466)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation expense	9,805	6,109	57,060	56,567
Stock-based compensation	1,481	2,082	8,331	23,068
Changes in operating assets and liabilities:				
Accounts receivable	27,134	1,048	(25,776)	(4,936)
Inventories	38,621	(63,044)	88,299	249,283
Prepaid expenses and other current assets	7,264	8,704	1,866	(11,782)
Accounts payable	(170,603)	63,195	32,994	35,060
Accrued liabilities	10,773	2,161	4,637	(40,158)
Net cash used in operating activities	(360,523)	(252,941)	(1,119,042)	(869,364)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Other assets	–	–	1,000	(1,000)
Net cash provided by (used in) investing activities	–	–	1,000	(1,000)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from convertible notes payable	–	–	150,000	(850,000)
Proceeds from promissory note payable - related party	1,100,000	200,000	625,000	–
Net proceeds (payments) on line of credit	(750,000)	117,708	117,708	(120,552)
Proceeds from sale of Series B Preferred Stock	–	–	–	1,744,376
Proceeds from sale of Reg CF Common Stock, Class B	–	–	230,308	–
Proceeds from exercise of stock options	–	–	400	–
Net cash provided by financing activities	350,000	317,708	1,123,416	773,824
Increase (decrease) in cash and cash equivalents	(10,523)	64,767	5,374	(96,540)
Cash and cash equivalents, beginning of period	44,136	38,761	38,762	135,302
Cash and cash equivalents, end of period	$ 33,613	$ 103,528	$ 44,136	$ 38,762
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid for interest	$ 7,057	$ 8,589	$ 40,208	$ 17,534
Cash paid for taxes	$ 800	$ 800	$ 800	$ 800
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Convertible notes payable - related party and accrued interest converted into Series B preferred stock	$ –	$ –	$ –	$ 894,367

The accompanying notes are an integral part of these financial statements

GRACEDBYGRIT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (UNAUDITED)
AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 – NATURE OF OPERATIONS

GRACEDBYGRIT, Inc. was formed on January 18, 2013 ("Inception") in the State of Delaware. The financial statements of **GRACEDBYGRIT**, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Solana Beach, California.

The Company designed, manufactured and sold premium women's athletic apparel direct to consumers mainly in the United States through our website, store and fit shops. All products were made with luxurious Italian fabrics. The colors are vibrant, the pieces are designed to maximize athletic performance while looking and feeling great and are durable lasting many years of wash and wear. All products have sun protection built into the technical fiber and the styles incorporate safety elements: a whistle and phone pocket. Many styles are designed for land and sea, drying quickly after water sports for wear on land.

On June 1, 2018, **GRACEDBYGRIT,** Inc. sold its intellectual property, designs, inventory and fixed assets to HYLETE, Inc., a creator of premium performance apparel and accessories. See subsequent events, Note 9 for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Managements' Plans
Revenues have not been sufficient to fund operations. The Company successfully completed a Regulation Crowdfunding sale of Class B non-voting Common Stock to raise additional capital to fund operations and raised $230,308 during the campaign that ended October 31, 2017. In addition, the Company extended the current Series B Preferred Stock offering to raise funds into 2018. As part of the Series B Preferred stock offering the Company received $150,000 in convertible loans in the months of August 2017 and October 2017. The Company has received cash infusions in the form of promissory notes from our primary investor. During 2017 and through April 30, 2018, the Company's majority shareholder provided loans totaling $1,035,000 for which the proceeds were primarily used for inventory, operations and the Regulation CF filing. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Company's Line of Credit. Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such financing will be available to it on favorable terms, or at all. Thus, this raises substantial doubt regarding the Company's ability to continue as a going concern.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Unaudited Interim Financial Information
We have prepared the accompanying interim financial statements as of March 31, 2018 and the three months ended March 31, 2018 and 2017 pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial reporting. These financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheet, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2018 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted in accordance with the rules and regulations of the SEC. These financial statements should be read in conjunction with the audited financial statements and accompanying notes included herein.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active market

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2018, December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company's estimates of these allowances ultimately may not be reflective of actual collection results. As of March 31, 2018, December 31, 2017 and 2016, no reserve was needed.

Inventories

Inventories consist of raw materials on hand, including fabric, zippers and thread, goods in production, and finished good products ready for sale. Inventories are recorded using first in, first out ("FIFO").

Property and Equipment

Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to six (6) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, the Company does not require derivative liability accounting. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Revenue Recognition

The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in sales and marketing expense. Shipping and handling costs included in sales and marketing expense were $5,798 and $7,777 for the three months ended March 31, 2018 and 2017, respectively, and $43,841 and $42,231 for the years ended December 31, 2017 and 2016, respectively. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of March 31, 2018, December 31, 2017 and 2016, the Company sales return allowance was not material to the financial statements.

Cost of Goods Sold

The cost of manufactured merchandise, which includes acquisition and production costs including raw material and labor, as applicable; the cost of purchased finished goods merchandise from wholesalers; the cost incurred to deliver inventory, including raw materials and finished goods to the Company's distribution center including in-bound freight, non-refundable taxes, duty and other landing costs, and fulfillment costs.

Research and Development

We incur research and development costs during the process of developing our products and styles. Our research and development costs consist primarily of materials and services. We expense these costs as incurred.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $38,000 and $23,000, for the three months ended March 31, 2018 and 2017, respectively, and $161,000 and $53,000 for the years ended December 31, 2017 and 2016, respectively.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance is contracted. The fair value of the equity instrument is charged directly to stock-based compensation expense over the requisite service period.

Net Income (Loss) per Share

Basic net loss per share is calculated by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing income for the period by the weighted-average number of common shares outstanding during the period, increased by potentially dilutive common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include stock options and warrants granted, convertible debt and convertible preferred stock.

Common stock equivalents are included in the diluted income per share calculation only when option exercise prices are lower than the average market price of the common shares for the period presented. Options, warrants, and convertible debt, were not included in the calculation of net loss per common share for the three months ended March 31, 2018 and 2017 and the years ended December 31, 2017 and 2016, respectively, because their effect would be anti-dilutive.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

During the three months ended March 31, 2018 and 2017, purchases from two and three vendors represented 75% and 71% of total purchases, respectively During the years ended December 31, 2017 and 2016, purchases from three and four vendors represented 75% and 73% of total purchases respectively. The loss of one or more of these vendors would not have a significant impact on the Company's operations.

Recently issued accounting pronouncements

In 2014, the FASB issued Accounting Standards Update ("ASU") 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until January 1, 2019. The Company doesn't expect this pronouncement to have an impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement. The Company doesn't expect this pronouncement to have an impact on its financial statements.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Inventory consisted of the following at March 31, 2018, December 31, 2017 and 2016:

	March 31, 2018		December 31, 2017		December 31, 2016
	(unaudited)				
Finished goods	$	95,559	$	102,382	$	171,445
Work in progress		3,977		10,018		42,767
Raw materials		51,811		77,568		64,055
	$	151,347	$	189,968	$	278,267

Property and equipment consisted of the following at March 31, 2018, December 31, 2017 and 2016:

	March 31, 2018		December 31, 2017		December 31, 2016
	(unaudited)				
Leasehold improvements	$	129,788	$	129,789	$	129,789
Other		12,412		12,412		12,412
		142,200		142,201		142,201
Less - accumulated depreciation		(140,044)		(130,240)		(73,180)
Total	$	2,156	$	11,961	$	69,021

Depreciation expense for the three months ended March 31, 2018 and 2017 was $9,805 and $6,109, respectively. Depreciation expense for the years ended December 31, 2017 and 2016 was $57,060 and $56,567, respectively.

NOTE 4 – NOTES PAYABLE AND LINE OF CREDIT

Related Party Notes Payable

Since Inception, the Company received capital from the Company's majority shareholder and related entities for working capital for which were memorialized as notes payable. The notes payable incur interest at 2% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum. If the Company raises additional equity of (or greater than) $5,000,000, the notes payable and any accrued but unpaid interest must be repaid upon the Company's receipt of additional equity. The notes payable do not have prepayment penalties. Proceeds received from notes payable during the three months ended March 31, 2018 was $1,100,000. $350,000 of these proceeds was primarily used for inventory and operations. On February 23, 2018, $750,000 was used to pay off the Company's Plaza Bank Line of Credit. Therefore, the Company no longer has a Line of Credit as of the issuance date of these financial statements. Proceeds received from notes payable during the years ended December 31, 2017 and 2016 were $625,000 and $0, respectively. As of March 31, 2018, total amounts payable in connection with the note payable were $1,737,817, which included accrued interest of $12,817.

On February 23, 2016, principal of $850,000 and accrued interest of $44,377 was converted into 5,589,854 shares of Series B Preferred Stock. The conversion price was that of other shares sold within the Series B Preferred stock offering as discussed below.

See Note 9, for a subsequent borrowing from the majority shareholder.

Convertible Notes Payable

In August and October 2017, the Company entered into three convertible notes payable for a total of $150,000 for which the proceeds were used for operations. The convertible notes payable incur interest at 5% per annum and are due one year after issuance. The convertible notes payable will automatically convert into the next qualified financing over $500,000. If the qualified financing isn't completed prior to the maturity date, the convertible notes payable are automatically converted into Series B Preferred Stock at a price of $0.16 per share. A beneficial conversion feature wasn't recorded in connection with the transaction. Subsequent to March 31, 2018, the convertible notes payable were automatically converted into 984,375 shares of Series B Preferred Stock. Accrued interest at March 31, 2018 and December 31, 2017 was $4,202 and $2,327, respectively.

Line of Credit

In 2014, the Company initially entered into a $750,000 revolving line of credit from a bank for which is renewed on an annual basis. Under the terms of the agreement, interest is incurred at the bank's prime plus 1.0% (4.5% and 4.5% at December 31, 2017 and 2016, respectively). On March 3, 2017, the line of credit was extended to March 5, 2018. The line of credit is reflected as a current liability on the accompanying December 31, 2017 and 2016 balance sheets. The line of credit was secured by primarily all of the Company's assets and guaranteed by the Company's majority shareholders. In addition, the line of credit had various financial and non-financial covenants. As of December 31, 2017 and 2016, the Company was in compliance with these covenants. In February 2018, the Company's majority shareholder loaned the Company $750,000 to pay off the Line of Credit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company had obligations for its Solana Beach retail store location and office space lease until August 31, 2018.

Rent expense for the three months ended March 31, 2018 and 2017 was $21,071 and $22,186, and for years ended December 31, 2017 and 2016 was $88,354 and $80,563, respectively.

NOTE 6 – STOCKHOLDERS' DEFICIT

Preferred Stock Designations
Series A Preferred Stock
The Company has authorized and issued 16,226,000 shares of Series A Preferred Stock ("Series A") with a par value of $0.0001 on May 14, 2014. Original proceeds under this offering were $649,040, which consisted of a $632,000 convertible note and $17,040 of accrued interest. The Series A has liquidation and redemption priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series A receive dividends at 8.75% per annum, or $0.0032 per share, and are only accrued upon the event of a redemption. As of March 31, 2018 and December 31, 2017, the liquidation value of the Series A was $837,813.

Series B Preferred Stock
The Company has authorized 42,152,355 shares and issued 10,902,354 shares of Series B Preferred Stock ("Series B") with a par value of $0.0001 on February 23, 2016. Original proceeds under this offering were $1,744,377, which consisted of a $850,000 convertible note with $44,377 of accrued interest and $850,000 cash, $150,000 from the Series A shareholder and $700,000 from new unrelated investors. The Series B have liquidation and redemption priority over the Series A and common stock. The Series B votes on an as converted basis. The Series B is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series B is automatically converted into common stock upon a Qualified Public Offering which nets greater than $25 million in proceeds or upon a written consent of the holders of a majority of the Preferred Stock of the Company. In addition, the Series B has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Series B receive dividends at 8.0% per annum, or $0.0128 per share, and are only accrued upon the event of a redemption. As of March 31, 2018 and December 31, 2017, the liquidation value of the Series B was $2,003,214. See Note 4 for additional issuances subsequent to March 31, 2018.

Common Stock
On June 20, 2017, the Company's Board of Directors approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 90,000,000 and create two classes of common stock. Class A voting, 75,000,000 shares and Class B non-voting 15,000,000 shares. The Company filed the amendment with the State of Delaware on June 20, 2017. The common stock Class A and Class B are fully described below and have been reflected as being authorized for both periods for financial statement presentation purposes.

Class A Common Stock
On February 20, 2017, the Company authorized the increase to 60,000,000 shares of Class A common stock. As of March 31, 2018, December 31, 2017 and 2016 the Company has issued and outstanding 13,337,000, 13,337,000 and 13,327,000, respectively, shares of Class A common stock with par value of $0.0001. Class A common stock has one vote for each Class A common stock share held.

Class B Common Stock

As of As of March 31, 2018, December 31, 2017 and 2016 the Company has issued and outstanding 1,439,425, 1,439,425 and 0, respectively, shares of Class B common stock with par value of $0.0001. During the year ended December 31, 2017, the Company received net proceeds of $230,309. Class B Common Stock has no voting rights.

Restricted Stock Units

In May 2014 and February 2016, the Company issued 1,125,000 and 200,000 shares of common stock restricted stock awards to the Company's Chief Executive Officer in lieu of compensation, respectively. The restricted stock units vested over periods ranging from 11 – 20 months. The Company determined the fair market value of restricted stock units on the grant date and expensed over the vesting period for which is also the service period. During the years ended December 31, 2017 and 2016, the Company expensed $0 and $8,000, respectively, as compensation expense included within general and administrative expenses on the accompanying statements of operations. As of December 31, 2016, all restricted stock grants were vested and no additional compensation is required.

Warrants

On February 22, 2013, a warrant to purchase 396,000 shares of common stock was issued in connection with a related party note payable. The warrant vested immediately, is exercisable at $0.01 per share expiring on February 12, 2023.

Stock Options

In May 2014, our Board of Directors adopted the 2014 Equity Incentive Plan of **GRACEDBYGRIT** (the "2014 Plan"). The 2014 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants, and other key persons. Up to 2,197,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors and expires ten years after the grant date, unless terminated earlier by the Board. As of December 31, 2017, there are 300,000 shares remaining in the 2014 Plan stock pool.

Option activity for the year ended December 31, 2017 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Life Remaining
Balance, December 31, 2016	459,000	$ 0.02	8.01
Granted	125,000	0.08	9.81
Exercised	(10,000)	0.04	–
Expired	–	–	–
Balance, December 31, 2017	574,000	$ 0.04	8.40
Balance, December 31, 2017 - Vested	422,000	$ 0.02	7.17

The total grant date fair value of stock options vested during the years ended December 31, 2017 and 2016 was not material. 125,000 options were granted and 10,000 options were exercised during the year ended December 31, 2017. No options have been granted or exercised subsequent to December 31, 2017.

Since the Company stock is not publicly traded, the Company determined the expected volatility based on price fluctuations of comparable public companies. In addition, the fair market value of the Company's common stock in 2017 was based upon the expected sales price in connection with the Company's Regulation CF campaign.

The fair value of each option award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value during the year ended December 31, 2016 were as follows: $0.16 fair market value of common stock; 10.0 year life; 20.0% volatility; 1.5% treasury rate and no dividends. During the three months ended March 31, 2018 and March 2017 compensation expense of $2,082 and $1,481, respectively, was recorded in general and administrative. During the years ended December 31, 2017 and December 31, 2016, compensation expense of $8,331 and $7,068 respectively was recorded in general and administrative. As of March 31, 2018, future compensation expense of $15,232 is expected to be recorded during the years ending December 31, 2018 to 2020.

NOTE 7 – INCOME TAXES

The following table presents the current and estimated deferred tax provision for federal and state income taxes for the years ended December 31, 2017 and 2016:

	2017	2016
Current:		
Federal	$ –	$ –
State	800	800
	800	800
Deferred		
Federal	103,238	(390,229)
State	(73,856)	(67,011)
	29,382	(457,240)
Valuation allowance	(29,382)	457,240
Total	$ 800	$ 800

The Company's net deferred tax assets at December 31, 2017 and 2016 is approximately $1,101,000 and $1,098,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2017 and 2016, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2017 and 2016, the Company valuation allowance decreased by approximately $29,000 and increased approximately $457,000, respectively.

At December 31, 2017, the Company had net operating loss carry forwards of approximately $3,731,000 that may be offset against future taxable income through 2033. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax assets.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $369,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014. The Company currently is not under examination by any tax authorities.

NOTE 8 – RELATED PARTY TRANSACTIONS

See Notes 4, 6 and 9 for disclosure of related party transactions.

Of the 13,337,000 shares of Class A voting common stock outstanding related parties own 99%. In addition, related parties make up 100% of the holders of Series A Preferred Stock and 6,527,354 or 60% of the 10,902,354 shares of outstanding Series B Preferred Stock.

NOTE 9 – SUBSEQUENT EVENTS

Related Party Notes Payable
Subsequent to March 31, 2018, the Company received additional cash infusions from the Company's related party majority shareholder. Total of all promissory notes payable to the Company's majority shareholder including accrued interest totals $1,863,625 as of the issuance date of these financial statements. Currently all promissory notes payable to the Company's related party majority shareholder incur interest at 2.0% per annum with principal and interest due two years from the date of the note payable. Default provisions provide for increase of 8% per annum. If the company raises additional equity of (or greater than) $5,000,000, Five million dollars and no cents, the Notes and any accrued but unpaid interest must be repaid upon the Company's receipt of additional equity. These Notes do not have prepayment penalties.

On June 1, 2018, the Company sold all inventory, leasehold improvements, furniture, fixtures and equipment to HYLETE, a creator of premium performance apparel and accessories that is mainly sold online at www.hylete.com. In addition, HYLETE assumed the lease relieving the Company from its lease commitment for the period June 1, 2018 to August 31, 2018. Payment for the Company's assets was made by HYLETE in the form of 789,875 shares of HYLETE Class B non-voting Common Stock.

During 2018, Convertible Note debts automatically converted into 984,375 shares of Series B Preferred Stock as of each note's maturity date, at a per share price equal to $0.16. Total outstanding Convertible Note debt at maturity including accrued interest was $157,500 and converted into 984,375 shares thereby increasing the number of Series B Preferred Stock from 10,902,354 shares issued or outstanding on December 31, 2017, to 11,886,729 shares on December 31, 2018.

The Company has evaluated subsequent events that occurred after March 31, 2018 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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HYLETE, Inc.
Fitness Lifestyle Brand Community Built, Backed, and Driven




$0.00 raised ⓘ

0 Investors	**96** Days Left
$1.00 Price per Share	**$30.4M** Valuation
Equity Offering Type	**$500.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

⊘ Website   📍 Solana Beach, CA   FASHION & APPAREL

HYLETE is a fitness lifestyle brand, founded on the core belief that a company's impact can and should live beyond the products they sell. Built on a foundation of innovation and quality, HYLETE's energy is equally focused on inspiring the well-being of their community.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- We had net revenues of $11.7 million in 2018 (with 40% cumulative growth rate from 2013-2018)

- We have over 248,000 loyal customers, 25,000+ are certified fitness experts.

- We have successfully conducted 7 crowdfunding rounds raising $9.7 million from 4,265 investors.

OWN PART OF THE BRAND YOU HELP

OWN PART OF THE BRAND YOU HELP BUILD

Invest in HYLETE

What started with one training short in 2012 has grown into an extensive line of men's and women's apparel, backpacks, and the first HYLETE cross-training shoe introduced in 2018. Building great product is not our only goal - we believe that a brand's impact can and should live beyond the products they sell. As we build on a foundation of innovation and quality, our energy is equally focused on inspiring the well-being of our community.

 

Innovation with a focus on performance: Each detail of every design has a purpose. Whether it's fine-tuned for your most intense training session, or optimized for comfort outside of the gym, we are committed to providing high-quality products at our unique "HYLETE pricing."

Community built, backed, and driven: By removing the noise of traditional retail, your feedback goes directly into the development of new products and improving the overall HYLETE experience. With **over 248,000 customers**, HYLETE has evolved into a world-class community-driven brand. We do this with the support, input, and feedback of the "HYLETE nation" community, over 25,000 of which are influential fitness professionals.





Long-Term Focus: After many years of building our company and as we continue to grow, we will continue to maintain our discipline to initiate and follow through on projects that we believe are in the best interest of our shareholders and our company. We have continuously implemented new initiatives and capabilities and added valuable team members with a distinct eye for the future. We have relied upon the trust of the HYLETE nation, our customers, and our thousands of investors to date to support our shared long-term vision.

The HYLETIAN Culture: To date, we have attracted and retained an incredibly smart and innovative team or as we term ourselves, HYLETIANS. We believe that our culture has given us an advantage in our industry, and that by prioritizing HYLETIANS, we ultimately take care of the HYLETE nation and our shareholders.




Summary: HYLETE is not a conventional athleticwear company. We have always operated with a different mindset and have applied the values that set us apart from companies solely driven by short term objectives.

We will optimize for the long term and refuse to chase short term results. We will have the tenacity and resolve to succeed in fulfilling our vision of being a leading fitness lifestyle company that changes people's lives for the better.

We will do our best to recruit the most creative, committed HYLETIANS that desire to embody the qualities and characteristics of our company culture. All of us HYLETIANS pledge to do our best to make HYLETE a long-term investment success, as well as making as many lives as possible healthier and happier.

- Ron L. Wilson, II
Co-Founder and CEO

The Market

The Total Available Market (TAM) for athletic wear (which includes apparel and footwear) is a $97 billion a year industry in the United States. [1] The gym industry places the number of people who engage in fitness in the U.S. at 66.5 million. [2] Taking the TAM and dividing by the 66.5 million, the average yearly spend per individual is $1,459.

The Serviceable Available Market (SAM) totals 22.5 million and is comprised of individuals who participate frequently in crosstraining and high-intensity interval training. [3] Taking this core market and then multiplying by the average yearly spend per person yields a SAM of $32.8 billion per year.



HYLETE's strategy is centered in focusing on a smaller, passionate customer base within its 22 million potential users. The company engages their customers to become investors or "investomers" by actively participating in ownership in the fitness lifestyle brand they have come to trust and with which they identify.

Investors receive exclusive investor perks to further incentivize their purchases. These perks include 50% off all regular priced footwear, gear, and apparel; free ground shipping; and exclusive investor pricing on all HYLETE project, pre-order, and clearance locker items.

[1]Morgan Stanley https://morganstanley.com/ideas/global-athletic-wear-geared-for-growth

[2]IHRSA http://www.ihrsa.org/about-the-industry

[3]2017 SFIA – Sports, Fitness, and Leisure Activities Total Participation Report

PRODUCT SUCCESS

What started with one men's performance short has grown into a full men's performance and lifestyle line, a growing family of bags and backpacks, a full women's performance line, and footwear.



Circuit Cross-Training Shoe: Replacing the functionality of three distinct shoe types to make a cross-trainer that is also proficient for running and lifting. New and novel technology includes three interchangeable insoles, so users can adjust their performance in one innovative shoe.



Iris Short: HYLETE's best-selling women's product. A thoughtfully cut breathable mesh liner supports your every movement and never rides up. The anti-muffin top waistband delivers a smooth silhouette in the waist and hips so you never have to adjust the fit.



  

'Find Your Perfect Short': Innovative features distinguish each unique design with multiple lengths and cuts so you can find your perfect fit and style of shorts for each and every activity.

  

Nimbus Collection: A capri, tight, or capri and tight in one, the Nimbus Collection supports you through your most intense training sessions. Flattering lines in a soft breathable fabric that passes the squat test with no see-through, for a look so fashionable, you'll want a pair in every color.

  

Icon 6-in1 Backpack: Care and consideration were put into a design that makes it possible for one bag to do the work of many. Six conversions let you choose how to wear the only bag you'll ever need for work and travel.

  

Flexion Collection: A HYLETE Nation favorite. What started as one pair of pants quickly became an entire product line. A three-season fabric that is a hero in temperature regulation, for warmth in cold weather and breathability when it's hot so you're always ready to perform your best.

  




'**F**ashion **meets function'**: HYLETE women's apparel is as functional and comfortable as it is fashionable so you can show off your style in designs that can be worn to the gym or happy hour, with durability that stands up to your training sessions, complementing your hard-earned results.





The Retail Shift



LOGOS

New brands emerge that disrupt retail by "cutting out the middleman."



Explained using Aristotle's 3 Rhetorical Appeals, we define the retail shift in terms of the *Logos, Ethos,* and *Pathos*

The Logos - The logic/persuasion

When we founded HYLETE in 2012, we recognized the opportunity of online shopping and consumers were searching for a more direct connection with the companies they shopped from. Speed to delivery became a priority in shopping decisions just as online marketing was personalized.

For us, the choice to sell "Direct to Community" was clear. We decided to cut out the middleman (i.e., traditional retail stores) and offer innovative and quality products at a better price than what you would find in stores. As a direct to consumer brand, HYLETE is able to offer unique HYLETE Pricing; the Retail Value is displayed beside the HYLETE Price so you know just how much you're saving by supporting a brand that sells directly to its community.



ETHOS

"The digitally native vertical brand is maniacally focused on the customer experience."

- Andy Dunn, CEO of Bonobos (Circa 2015)

The Ethos - The creditability

We quickly gained credibility with our audience as a digitally native brand. We have been able to completely own the customer journey from acquisition to loyal community members. Our community continues to purchase from us because we have an innovative product, but more importantly, we give an incredible customer experience to each and every community member in the "HYLETE nation".



PATHOS

Successful lifestyle brands will
continue to evolve.

The Pathos - Continuously evolving to be successful

We have found that companies will have success if they are, what we term, Preferential Lifestyle Brands (PLB) or Emotive Lifestyle Brands (ELB). PLBs are your 'Amazons' and 'Starbucks' of the world. They are the brands that offer convenience and have created a lifestyle standard that meets the demand of the marketplace. But people switch to something better if it comes along. Emotive Lifestyle Brands, or ELBs, offer an emotional connection to their customers. Customers wear that brand's name on their tee and are proud to be a customer. **HYLETE is an Emotive Lifestyle Brand**. Our dedicated customer base of over 248,000 community members continues to grow, and our customers connect with the brand on a deeper, more loyal level.



HOW WE ARE DIFFERENT

HYLETE Charity Support Program

HYLETE believes that a brand's impact should live beyond the products they sell.

The HYLETE charity support program champions charities that share the same core beliefs of the HYLETE community. Handpicked for their clear vision and genuine compassion, HYLETE offers different ways to participate in giving back to these admirable causes.

Through its Charity Support Program, HYLETE contributes 50% of revenue from charity apparel sales back to charity. In addition to these charities, HYLETE supports the **GRACED**BY**GRIT** foundation's mission to provide scholarship opportunities to female student-athletes who are pursuing athletic participation at the collegiate level. As part of HYLETE's contribution, 1% of all sales of HYLETE women's apparel goes back to the **GRACED**BY**GRIT** foundation.

There are currently 6 charity organizations that are part of the HYLETE charity support program, featured below.








HYLETE Service League and HYLETE Train Team

HYLETE Service League

HYLETE cares about the military community and is passionate about connecting with the men and women who train to ensure the safety of others. Over 18,000 military and first responders are currently part of the HYLETE Service League. Additionally, the Military Morale Program was created to help boost morale for deployed service members.

HYLETE Train team

Over 25,000 certified trainers are currently part of the HYLETE Train Team. This also includes NASM, AFAA, and LifeTime Academy certified trainers.

HYLETE's Train Team contributes their expert voice through written content in the Community Forum deployed service members.





Strategic Partnerships







NASM/AFAA

HYLETE's premium performance apparel and gear partners with NASM and AFAA's dedication to the science of personal training. NASM and AFAA certified trainers are invited to create an exclusive trainer account on HYLETE.com with team perks.

JYM

HYLETE has partnered with Dr. Jim Stoppani and JYM Supplement Science to make co-branded HYLETE apparel based on a shared philosophy with a focus on functional fitness. Dr. Stoppani, the founder of JYM Supplement Science, is dedicated to creating all-in-one formulas with high-quality ingredients backed by science.

LIFE TIME Academy

LIFE TIME Academy and HYLETE have partnered to provide trainers the opportunity to represent themselves and their personal brand professionally in the world of functional fitness. Prospective and certified LIFE TIME Academy students and trainers are invited to create an exclusive trainer account on HYLETE.com with team perks.

Our Future


THE
FUTURE
CHAPTER 4

We are actively seeking a liquidity option for our shareholders. While we have postponed our IPO, our ultimate goal is still to become a public company, by listing our stock on either the OTC markets, NASDAQ, or NYSE. This Reg CF raise is the next step for us to help us reach that goal.

Along with seeking liquidity, HYLETE has several initiatives in the works for the future, which we are excited to be able to share with the HYLETE community.

Daily Circuit App 2.0

The new Daily Circuit App will provide 5 separate workout tracks, each providing a different intensity and focus to more accurately fit your fitness lifestyle. The new coaches portal will give trainers and coaches the ability to program for, and communicate with their clients, creating a more personalized experience for the end user. Both the coach's and trainer's versions will come with a new fitness library, detailing of more than 500 movements and growing.


HYLETE
04:20
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HYLETE
PRODUCT
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30 DAY LEADERBOARD
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INVITE FRIENDS
HYLETE
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SESSIONS
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FAVORITE
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RATE YOUR WORK OUT
HYLETE
TODAY'S
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HOME WORKOUT MOVEMENTS FEED

"*Images are computer generated demo versions. The Daily Circuit 2.0 is still

currently under development. The original Daily Circuit App is available for free download in the Apple App Store and Google Play."

Experiential Retail Meets Fitness

Investors and customers frequently ask for a physical location to touch, feel, try on and purchase HYLETE products, in person. As a head to toe plus carry product driven brand, we recognize the opportunity to build community "hubs" where we can not only showcase and sell the latest gear which will drive customer acquisition and revenue but host community driven events for our charity partners and for the HYLETE Daily Circuit App.









We aim to open our first Experiential Retail Meets Fitness Location in 2021. *Images are computer generated demo versions. This location is still currently under development.

WHY INVEST

You Heard it From the HYLETE Community First


VERGE SHORT
★★★★★
- Ryan D


IRIS SHORT
I love these shorts! They stay in place, don't ride and are super comfortable.
★★★★★
- Jennifer C


CIRCUIT SHOE
"I now only have one pair of shoes and just swap the insole depending on my workout! Great shoe!"
★★★★★


ICON
BACKPACK
- D.J.


HELIX SHORT
"These shorts are exactly what I was looking for. They flex and move with me and don't restrict my movement. Thanks HYLETE!"
- Marc B.


IRIS SHORT
- Jennifer C

Be part of our growth and success. Invest in HYLETE and be part of a brand that is built, backed, and driven by its community. Thank you for your continued support!

Meet Our Team







Ron L. Wilson, II

Co-Founder & CEO

Ron L. Wilson, II has been our President, Chief Executive Officer and Chairman of the Board since our company's founding in 2012. Ron was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine's 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association "Top 25 Leaders in Sporting Goods". He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School, University of Pennsylvania. Ron's experience in the apparel industry qualifies him to serve on our board of directors.

Matt Paulson

Co-Founder & VP of Business Development

Matthew Paulson has been our Vice President, Business Development since our company's founding in 2012. Earlier in his career, he also co-founded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

Adam Colton

CFO

Adam started his career with PricewaterhouseCoopers and has over 15 years of experience serving as a Chief Financial Officer, mostly with the consumer products space. Since April 2017, Adam has been the Chief Financial Officer of National Cardiac, Inc. From March 2016 to December 2016 he was the Chief Operating Officer and Chief Financial Officer of Lamkin Corporation, serving as its Vice President of Finance from May 2010 to February 2016. Adam was also a co-founder of Mad Dog Multimedia, Inc. which grew to over $40 million in sales. He holds a BS in Accounting from Binghamton University School of Management and an MBA from The Wharton School, University of Pennsylvania.



Jamie Wardlow

VP of Marketing

Jamie Wardlow has been our Vice President, Marketing since April 2013. Jamie is the former E-Commerce Manager at Nixon Watches and Jaco Clothing. Jamie holds a BS in Marketing from San Diego State University.



Kate Nowlan

VP of HYLETE Experience

Kate Nowlan has been our Vice President, HYLETE Experience since June 2018. Kate was the Co-Founder of GRACEDBYGRIT. She was a finalist for 2016 San Diego Woman of the Year, and Finalist for 2018 Top Business Leaders Under 40 for the San Diego Business Journal. Kate received a BA in Sociology and Psychology from the University of Massachusetts, Amherst.



Pete Dirksing

VP of Product

Pete Dirksing has been our Vice President, Product since March 2014. Prior to joining our company, from 2012 to 2014 Pete was the Director of Product at X-1 Audio and held the same positions prior to that at Jaco Clothing. Pete holds a BA from the University of California, San Diego.



Scott Kennerly

VP of Technology & Operations

Scott Kennerly has been our Vice President, Technology and Operations since October 2014. Prior to joining our company, from 2009 to 2014, Scott was the Director of Technology and E-Commerce at X-1 Audio, specializing in full-cycle e-commerce integration and business automation.

Offering Summary

Company : HYLETE, Inc.

Corporate Address : 560 Stevens Ave, Solana Beach, CA 92075

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $500.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 1,070,000

Price per Share : $1.00

Price per share : $1.00

Pre-Money Valuation : $30,439,525.00

Perks*

Early Bird Bonus: 10% bonus shares when you invest during the first week of the offering

$5,000+ Bonus: 10% bonus shares when you invest $5,000 or more

Double Bonus: 20% bonus shares when you invest $5,000 or more during the first week of the offering

Investor Account on HYLETE.com

The investor account entities you to the following perks:

50% off retail value on all regular priced products

Additional 10% off clearance locker items

Free ground shipping on all orders within the continental U.S.

Exclusive Investor pricing on all HYLETE project and pre-order products

Double HYLETE points

Personalized Brand Experience Rep

Exclusive Offers

All perks occur after the offering is completed

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Hylete, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 500 shares of Class A Common Stock at $1/ share, you will receive 50, meaning you'll own 550 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1: Who are we (chapter 1) https://vimeo.com/362124992

 Wilson: We do not define ourselves as an athletic wear company, but rather a fitness lifestyle company, a fitness lifestyle company that is community built, backed, and driven. Matt and I started the company back in 2012. We designed one pair of functional fitness shorts that we thought we could sell directly to people who were participating in a variety of fitness activities, whether it was training, or OCR competitions, or things of that nature, and fortunately for us, we went to our first event, and we had our 1,000 pair of shorts that we had built, and had on display, and we sold out.

Matt Paulson: Prior to starting Hylete, I had already known Ron for about two years. We had worked together previously at another company, and at the time, I was living in Northern Utah, so every time I would come down to San Diego to work, I would stay at Ron's house for the week. In March of 2012, over Saint Patrick's Day, I happened to be staying at Ron's house, and he had approached me with the name Hylete, some drawings of logo concepts on a piece of paper, as well as a drawing of what he believed and what he called the next perfect training short.

Matt Paulson: Now, over the course of two years working with Ron and knowing Ron, I came to trust and believe in everything that he was doing. I knew that if he was involved in it, it would turn to gold. It would be successful. And of course, I wanted to be a part of that. His belief and passion in this new concept inspired that same level of passion in me, and I knew that together, we could accomplish this and turn it into a successful endeavor, not just some sketches on a piece of paper.

Matt Paulson: That same day, I left and flew back to Utah, and I flew home, I walked in the door, and we immediately sat down and discussed what Ron and I had been discussing, discussed our ideas, discussed what we hoped to accomplish with Hylete, and the dreams that we had for Hylete. I told her about the opportunity and what it would cost us. It would cost us sacrificing our home and taking that same down payment and investing in a business, and investing in Ron and myself on starting this business. And without hesitation, she said, "Absolutely. If there's anybody that can make it happen, it's you and Ron, and I trust you guys."

Ron Wilson: In our first full year, in 2013, we actually did $1 million in revenue, $1 million in revenue from that one sketch from a kitchen table, that led to not only the revenue, but also, we received a patent on the waist-tightening system from that early sketch. That patent still is used in almost all of our men's shorts and joggers.

Ron Wilson: The next year, we did our very first crowdfunding round. The JOBS Act had come out, and we were fortunate that we raised $1 million from people who really loved those shorts. In 2015, after attending hundreds of events, we'd gotten to know a lot of worthy causes and charities. A lot of those charities wanted to leverage our apparel and shorts to promote their charitable causes. We ended up teaming up with quite a few of them. They were important to us, as HYLETIANS, as a team, and they were really important to our community, and we're proud that they still exist today. We're doing some really good things, both in the area of animal rescue, military support, first responder support, and then things that really define the Hylete nation.

Ron Wilson: The following year, we took our shorts and our t-shirts, essentially, and we started really leveraging our design team and our design skills, and really built around the shorts, so we started doing a lot of crossover product that you might wear in the gym. They were certainly comfortable enough, had enough stretch, moisture-wicking, things of that nature, but at the same time, people were wearing them in everyday life. And the community, the Hylete nation, responded very favorably and continued, then, to ask us to develop even more products that really kind of transcend just being a performance shorts brand.

Ron Wilson: By 2017, a really good year for us, we accomplished three main things, in my mind. First, we developed the women's version of the men's shorts. It had taken us a while to catch up with our women's line, but we finally had that first signature pair of shorts that allowed us one, to really get people trying the product, and also give us the latitude to do the same thing we've done in the men's line, which is built around the signature short and create a full product line that transcends, once again, the performance, and goes into athleisure, and lifestyle.

Ron Wilson: Second thing that happened in 2017 is that we launched our Daily Circuit app. We believed that we could also bring more than just clothing to the Hylete nation. We thought we could bring, essentially content, training program, and instruction, in a new app that would bring together the Hylete nation and really be the next evolution of just being an athletic wear company. And the third thing that happened in 2017 is that we launched footwear.

Ron Wilson: In 2018, we purchased GracedByGrit. GracedByGrit was another athletic wear company, based in our same hometown of Solana Beach, California, but they were targeting females and a fitness lifestyle for women, so it was a natural fit for us, not only to bring in their customers and their community, but I think even more importantly, bring in the team members that had built that brand, and now they're part of the Hylete brand. What we decided to do was preserve a foundation in something that they were passionate about and basically make a company-sponsored foundation called the GracedByGrit Foundation.

Kate Nowlan: Our goal at GracedByGrit was to design and manufacture premium women's athletic apparel that empowered women to look and feel their very best. Through the acquisition, myself and other GracedByGrit team members were able to join the Hylete team and contribute not only in product but in brand experience. The GracedByGrit Foundation is a personal passion product of mine. It allows young women going off to college for athletics and academics to receive scholarships. We know that young women that participate in sports have a greater chance of success in their professional careers.

Ron Wilson: And also in 2018, we completed our seventh round of crowdfunding, raising over 10 million in aggregate from over 4,000 [investomers 00:06:02], customers who really are now investors as well, in Hylete. That leads us to today, where we've pretty much worked all year to fulfill our quest to become a public company.

Video 2: The retail shift (chapter 2) https://vimeo.com/362125985

Ron Wilson: I define the shift in today's retail through Aristotle's three rhetorical appeals:

Logos, Ethos, and Pathos.

Ron Wilson: The Logos. The Logos is the logic of the argument or the persuasion. The retail had changed for really, two reasons, and for us starting a brand, it was really both of these. First, people were shopping online. Second, we as a brand, wanted to have a direct connection with our consumer. And so both of these things really made a logical argument to be a direct-to-consumer brand, as opposed to going to the traditional retail model.

Jamie Wardlow: By 2012, Amazon had already made buying online an everyday occurrence for millions of people. More importantly, the first thing a consumer would do during that time would be going online to search for whatever product they were interested in, whether they were buying online or from a brick-and-mortar store.

Jamie Wardlow: Around the same time, Facebook was personalizing their advertising experience, allowing us to communicate directly to an audience that had all the same interests of the rest of our community. It felt like every week, Ron and I were testing a new promotional tool that Facebook was rolling out. That's when we realized we weren't just gaining new customers; we were building a community.

Ron Wilson: The Ethos of the argument is really about the speaker, and it's really the speaker gaining credibility with the audience. That transpired in direct-to-consumer brands really becoming digitally native brands.

Jamie Wardlow: By selling directly to our community, we own the customer journey.

Kate Nowlan: We continually ask our community: Why do they purchase? What we hear time and time again, second to product, is because of the customer experience. We have a dedicated team of brand-experienced representatives that are always accessible and can humanize and personalize each and every customer's experience.

Ron Wilson: We are now at the Pathos of this retail shift, and I believe that companies will have success if they're a preferential lifestyle brand or an emotive lifestyle brand. These really can be defined in our world as a very simple test.

Ron Wilson: If you're an emotive lifestyle brand, it means that your customer, your community, in our case, wants to wear the brand on their shirt. They want to identify with that lifestyle. They want people to know that they're part of it.

Ron Wilson: One of the brands that we aspire to be like, that has done a really good job of this, is Patagonia. People that support Patagonia, they support Patagonia. They make great products, but they truly connect the community that's passionate about their cause. We feel the same way, in terms of our cause, a fitness lifestyle creating healthier, happier lives.

Ron Wilson: With respect to preferential lifestyle brands, those exist, too. We all have them. It's the, "Preferentially, my lifestyle is defined by Amazon, because my groceries show up in the morning. Something I order at work shows up in the afternoon." They've created a new lifestyle standard, so we have to pay attention to what all of the market, all of the community, and even ourselves, demands. So whether it's free shipping, same-day shipping, we take our cues from preferential lifestyle brands. But at the end of the day, people don't go around wearing Amazon on t-shirts. And if for some reason, two years from now, five years from now, there's a better solution that's cheaper, that offers better services, better delivery times, whatever it may be, there's always the chance that a consumer may switch.

Ron Wilson: The emotive lifestyle brands, people believe in the cause. The products, the services are part of that cause, but we aspire to be what I term an ELB, versus a PLB.

Video 3: The growth strategy (chapter 3) https://vimeo.com/362126406

Ron Wilson: To become a true emotive lifestyle brand, we have three strategies for the future. One is our product strategy, and that is a head to toe product strategy. Two, apps and content, workout programming, trainer instruction, content, and recognition and rewards. Then finally, physical retail, where experiential retail meets fitness.

Pete Dirksing: The first cross training short that Ron designed in 2012 provides a perfect example of how we approach product design. We're not happy with the status quo, we continually want to improve upon the product we've already released, and have no desire to make a "me too" product. This process has gained us the trust and enthusiasm of the HYLETE nation, and allowed us to make both performance and lifestyle products across a wide range of product categories, including footwear, bags, apparel, and accessories. Similar to what a brand like Hurley has done as a surf lifestyle brand, we have an analogous opportunity within the lifestyle fitness space. They've been able to offer products anywhere from performance products like wetsuits to lifestyle products like tees. We have a similar opportunity. Not only are we able to sell performance gear, but we can also sell lifestyle gear and emotive gear like graphic tees, which represents a significant part of our business.

Pete Dirksing: The HYLETE nation wants to wear a HYLETE tee. It means something to them. They connect with the brand. It identifies who they are and the lifestyle that they live. As a direct to consumer brand, we have a unique advantage when it comes to product design and development. There's no one between us and our customer. We don't have a retail buyer that stands between us and communicating with our customer. We've taken great care and consideration to develop a culture where we can garner the customer's feedback. One of the more powerful ways we garner customer feedback is through HYLETE Project, which allows us to put product concepts up on the website and have the HYLETE nation back that product. Because of our relationship with the HYLETE nation and their input, we're able to make better purchasing decisions.

Pete Dirksing: The direct to consumer model allows us to enter into a new product category without a wide breadth of products within that category. For instance, we would have never been able to launch a single shoe style in a traditional retail setting. In a traditional retail setting, we would have also had challenges releasing a shoe that was as innovative as ours, challenges training the retail staff and telling our story. As a direct to consumer brand, we control that entire story and can show the innovations that we've put into the product. By combining the information we've received from the HYLETE nation via customer surveys and HYLETE Project, with sales and marketing research that we regularly perform, we've established three major product initiatives for 2020. Our first major product initiative in 2020 is the expansion of the men's lifestyle line. We had great success this year within the men's lifestyle category, and the HYLETE nation responded very well to products like the men's polo line and the new modus dress shirt that was recently featured within HYLETE Project.

Ron Wilson: Our daily circuit app and its workout programming, that's been in beta for almost two and a half years now. We're launching a new version. It's really based upon the feedback of our HYLETIAN team, our community, certified trainers, where we can deliver quality workout programming on a daily basis that not only connects the community, but allows people access to certified trainers who can use our app to efficiently help create healthier and happier lives by being a coach and an instructor for their clients. Our trainer instruction content, we've been filming for quite some time. It's literally workout, exercises fully instructed by our lead certified instructor, and that content will be the most expansive and well put together library, if you will, of trainer content that will be useful for our HYLETE nation certified trainers, as well as the users of the daily circuit app.

Ron Wilson: Recognition and rewards. I think this is the probably the most important aspect of maintaining a lifestyle of fitness. We really, as when we thought about this app, we really wanted to make sure there was plenty of ways to be recognized, both positively and sometimes negatively, when like the trainer knows that you haven't done your workout, healthy for all of us. So, positive and negative recognition, but also the recognition that you've accomplished something. With our unique position as already selling everything from footwear to hats, to shirts, to shorts, to bags, we can reward those that use the app and maintain their fitness goals, and we reward them not only in badges and recognition, but we can actually reward them through actual store credit at HYLETE.com so that they can earn free gear for maintaining their fitness lifestyle.

Ron Wilson: Our fitness center will be boutique fitness based upon our daily circuit app. Functional fitness, as we defined it, taught by our certified instructors where you get to workout with your friends and other members of the HYLETE nation. Under one roof, we will combine boutique shopping with boutique fitness.

Video 4: The future (chapter 4) https://vimeo.com/362127040

Abbe Guddal: For so many years we have worked so hard to evolve our customer base into what is now our Hylete community, a community of really passionate people. So the thought of being able to physically interact with our customers face to face, create that level of engagement, that feeling of inclusivity that is so important to us here at Hylete, and really personalize that experience is really, really exciting for me.

Danielle Wilhelm: So back in 2015, we started the Hylete charity support program, which champions different charities that share the same beliefs as the Hylete Nation. So what I'm most excited, for moving forward, is the chance to not only continue to help those charities, but expand the program to help even more charities achieve their goals and dreams. Right now we have five charities in the program. Two of them are dog rescue charities. We work with the military, and we're really looking to expand that program to help out even more people all around the world.

Scott Kennerly: We've done a really good job at future-proofing the company, and setting ourselves up to scale with any success we have. So the opportunity to take that technology base and expand on it to serve our community is really exciting.

Pete Dirksing: I'm very fortunate to have a number of very talented designers on the Hylete product team. Over the years, we've created a wide breadth of innovative products, but unfortunately due to capital constraints, many of those products haven't been able to be released. I'm very excited that this next phase in Hylete's growth will allow us to lease those products and share them with the Hylete Nation.

Jamie Wardlow: We've always had a great online experience. The future of Hylete is taking that experience, making it best in class, and becoming the best emotive lifestyle brand.

Adam Colton: I am so excited to be joining Hylete right as we become a public company. I'm energized by the challenge of building a world class finance team that can not only meet the rigors of being a public company, but it can also be a driver of Hylete's long-term success. I love the fact that Hylete has always included all of our stakeholders in our definition of success, and can't wait to help the team quite literally change people's lives.

Kate Nowlan: I'm invigorated at the opportunity to expand our team, and to hire people that live the brand. They live the lifestyle of our community. Hylete exemplifies what it means to be a progressive brand. There is no glass ceiling here for anyone.

Matt Paulson: The most exciting thing for me about our future is freedom. Imagine you're on a football team full of talented players, MVPs, even Pro Bowlers. You're asking them to go out week after week, score touchdowns, win games, and bring home championships against a ruthless defense. But you're sending them out with one arm tied behind their back, unable to perform to the level of their talent. You watch through grit, grinding, and scrappy play that they continue to win games and score touchdowns in spite of their challenges. That's what the last seven years have been like for me. I'm proud of our team, and what we've been able to accomplish, but the future holds freedom. And that freedom means that we can watch our team perform to the level of their talent, unrestricted to accomplish uncommon results. And that's what excites me.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



LLC-1

File # 201210110078

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

MAR 26 2012

State of California
Secretary of State

LIMITED LIABILITY COMPANY ARTICLES OF ORGANIZATION

A $70.00 filing fee must accompany this form.

IMPORTANT – Read instructions before completing this form.

This Space For Filing Use Only

ENTITY NAME (End the name with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME OF LIMITED LIABILITY COMPANY

HYLETE, LLC

PURPOSE (The following statement is required by statute and should not be altered.)

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

INITIAL AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF INITIAL AGENT FOR SERVICE OF PROCESS

Ronald L. Wilson II

4. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA	CITY	STATE	ZIP CODE
135 S. Sierra Ave., Unit 20	Solana Beach	CA	92075

MANAGEMENT (Check only one)

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY:



- [x] ONE MANAGER
- [ ] MORE THAN ONE MANAGER
- [ ] ALL LIMITED LIABILITY COMPANY MEMBER(S)





ADDITIONAL INFORMATION

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

EXECUTION

7. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

3/22/2012
DATE

SIGNATURE OF ORGANIZER

Karla Figueroa
TYPE OR PRINT NAME OF ORGANIZER

LLC-1 (REV 04/2007)

APPROVED BY SECRETARY OF STATE

3746255

Articles of Incorporation
with Statement of Conversion
for HYLETE

FILED KA
Secretary of State
State of California
ICC ~~JAN 2 0 2015~~
JAN 1 3 2015

I. The name of the corporation is **HYLETE** (the "Corporation").

II. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III. The total number of shares of stock that the Corporation shall have authority to issue is 31,485 Shares; consisting of 15.142 shares of preferred stock (hereinafter referred to as "Preferred Stock"), and 16,343 shares of common stock (hereinafter referred to as "Common Stock"). No nonvoting equity securities of the Corporation shall be issued by the Corporation.

The Preferred and Common Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of such stock in series to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following, but subject to the terms of the Corporation's operating agreement:

(a) The designation of the series, which may be by distinguishing number, letter or title;

(b) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock

Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)   Whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series;

(d)   The dates at which dividends, if any, shall be payable;

(e)   The redemption rights and price or prices, if any, for shares of the series;

(f)   The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g)   The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h)   Whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

(i)   Restrictions on the issuance of shares of the same series or of any other class or series;

(j)   The voting rights, if any, of the holders of shares of the series.

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be equal to each other share of Common Stock. The holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders.

The Corporation shall be entitled to treat the person in whose name any share of

3746255

its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

IV.   The name of the converting California limited liability company is **HYLETE, LLC**. The limited liability company's California Secretary of State file number is 201210110078. The principal terms of the plan of conversion were approved by a vote of the members and managers, which equaled or exceeded the vote required under California Corporations Code section 17710.03. Specifically, all of the five (5) Managers of the Company and a Supermajority of the Voting Members (i.e., at least 75% of the Class A and Class B Members voting together) have given their written consent to the conversion of the company into a corporation.

V.   A.   The initial street address and mailing address of the converted Corporation are: 742 Genevieve St. Suite P, Solana Beach, CA 92075.

B.   The name, California street address and mailing address of the converted Corporation's initial agent for service of process are: Ronald L Wilson, II, 742 Genevieve St. Suite P, Solana Beach, CA 92075.

VI.   The personal liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VII.   The Corporation is authorized to provide indemnification of its agents (as defined in Section 317(a) of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with its agents, vote of the shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. The corporation is further authorized to provide insurance for agents as set forth in Section 317 of the California Corporations Code.

3746255

I declare I am the person who executed this instrument, which execution is my act and deed. I have been authorized by members of the company to file these Articles.



By:

Ronald L. Wilson, II
Member of Hylete LLC, and Incorporator

Dated: 1/9/2015



State of California
Secretary of State

FILING OFFICE
ADMINISTRATIVE ACTION STATEMENT

INTERNAL USE ONLY

1. Identification of the Record to which this FILING OFFICE STATEMENT relates.

1a. DOCUMENT # (IF ANY)	C3746255
1b. DATE RECORD FILED	01/13/2015
1c. FILE # TO WHICH THE RECORD RELATES	C3746255

FILED
Secretary of State
State of California
FEB 03 2015

The Above Space For Filing Office Use Only

2. Describe the inaccuracy or mistake on the part of the filing office.

Date stamp error.

3. Describe filing office administrative action taken.

Corrected the file date from 01/20/2015.

FILING CLERK RS

FILING OFFICE COPY - FILING OFFICE ADMINISTRATIVE ACTION STATEMENT
FORM SHOULD BE TYPEWRITTEN OR COMPUTER GENERATED
BE FOS (REV 03/2011)



I hereby certify that the foregoing transcript of ___5___ page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

FEB 09 2015

Date:____________________

ALEX PADILLA, Secretary of State

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:09 PM 03/29/2019
FILED 06:09 PM 03/29/2019
SR 20192416209 - FileNumber 7230329

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION
OF
HYLETE, INC.

HYLETE, INC., (the "**Corporation**"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

1. This Certificate of Amendment (this "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State of Delaware on December 21, 2018 (effective as of January 1, 2019), (the "**Certificate of Incorporation**").

2. Article 4, of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

    4. STOCK

        4.1 CLASSES OF STOCK. The Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**". The par value of each class of stock is $0.001 per share. The total number of shares which the Corporation is authorized to issue is Fifty-Three Million Six Hundred Eighty-Two Thousand Five Hundred (53,682,500) shares. The number of shares of Common Stock authorized to be issued is Thirty-Six Million (36,000,000) shares. The Common Stock authorized by this Certificate of Incorporation (the "**Certificate**"), may be issued from time to time in one or more series. The first series shall consist of Thirty Million (30,000,000) shares and is designated "**Class A Common Stock**". The second series shall consist of Six Million (6,000,000) shares and is designated "**Class B Common Stock**." The rights, preferences, privileges and restrictions of the Class A Common Stock and Class B Common Stock shall be equal and identical in all respects, except that the holders of Class B Common Stock shall not have any voting right, except as may otherwise be required by applicable law. The number of shares of Preferred Stock authorized to be issued is Seventeen Million Six Hundred Eighty-Two Thousand Five Hundred (17,682,500) shares. The Preferred Stock authorized by this Certificate may be issued from time to time in one or more series. The first series shall consist of One Million Seven Hundred Twelve Thousand Two Hundred (1,712,200) shares and is designated "**Series A Preferred Stock**." The second series shall consist of Five Million Nine Hundred Seventy Thousand Three Hundred (5,970,300) shares and is designated "**Series A-1 Preferred Stock**." The third series shall consist of Ten Million (10,000,000) shares and is designated "**Series A-2 Preferred Stock**."

        4.2 PREFERRED STOCK. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

            4.2.1 DIVIDEND RIGHTS.

                A.   Holders of Preferred Stock, in preference to the holders of Common Stock of the Corporation, shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of twelve percent (12%) of the Original Issue Price (as defined below), for such

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share of Preferred Stock, per annum on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits recapitalizations and the like with respect to such shares after the filing date hereof). Except as set forth in Section 4.2.3(A), such dividends shall be payable only when, as and if declared by the Board of Directors, and shall be cumulative.

B.   The **"Original Issue Price"** (i) for the Series A Preferred Stock shall be $0.1917 for each share of the Series A Preferred Stock; (ii) for the Series A-1 Preferred Stock shall be $0.3078 for each share of the Series A-1 Preferred Stock; and (iii) for the Series A-2 Preferred Stock shall be $0.5143 for each share of the Series A-2 Preferred Stock issued on or after the Series A-2 Original Issue Date until the Series A-2 Second Issue Date (as such terms are defined in Section 4.2.4.E. below), and $0.75 for each share of the Series A-2 Preferred Stock issued on or after the Series A-2 Second Issue Date (as defined in Section 4.2.4.E. below).

C.   So long as any shares of Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends (set forth in Section 4.2.1(A) above) on the Preferred Stock shall have been paid or declared and set apart, except for:

i)   acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation (including buy/sell agreements with employees not to exceed $50,000); or

ii)   acquisitions of Common Stock in exercise of the Corporation's right of first refusal or similar right to repurchase such shares.

D.   In the event dividends are paid on any share of Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

4.2.2   VOTING RIGHTS.

A.   GENERAL RIGHTS. Each holder of shares of the Preferred Stock shall be entitled to the number of votes equal to the whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section 4.2.4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation (the **"Bylaws"**). Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Class A Common

Stock at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as the Class A Common Stock.

B.   SEPARATE VOTE OF PREFERRED STOCK. In addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Preferred Stock, voting together on an as-converted basis, shall be necessary for effecting or validating the following actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise):

i)   Alter or change the rights, preferences or privileges of the Preferred Stock, or effect any transaction in which the Preferred Stock are treated differently than the Common Stock;

ii)   Authorize, create or issue any new class or series of stock or other security, including any security that is junior, pari passu or senior to the Preferred Stock with respect to voting, dividends, redemption or liquidation rights;

iii)   Issue any Preferred Stock after the effective date of the Certificate;

iv)   Effect the sale of any material assets of the Corporation, including but not limited to intellectual property, other than in the ordinary course of business;

v)   Effect any transaction with any affiliates of the Corporation unless approved by the Corporation's Board of Directors;

vi)   Increase or decrease the authorized numbers of directors constituting the Corporation's Board of Directors;

vii)   Enter into a different line of business;

viii)   Amend or waive any provision of the Certificate;

ix)   Redeem or repurchase any Common Stock or Preferred Stock (other than pursuant to buy/sell agreements with employees not to exceed $50,000) or pay or declare any dividend on any Common Stock or Preferred Stock other than redemptions of or dividends on the Preferred Stock as expressly authorized by the Certificate;

x)   Effect any Liquidating Event (as defined below);

xi)   Issue Common Stock or Preferred Stock, including options exercisable into Common Stock, except for options approved for issuance by the Board of Directors;

xii)   Incur or refinance any funded indebtedness above $250,000, except as approved by the Corporation's Board of Directors; and

xiii)   Conversion into a different type of entity or transfer of jurisdiction.

C.   ELECTION OF BOARD OF DIRECTORS. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot. The Corporation's Board of Directors shall consist of five (5) members.

i)   The holders of the Series A Preferred Stock, voting as a separate series and separate class, shall be entitled to elect one (1) member (the "**Series A Preferred Director**") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such Series A Preferred Director and to fill any vacancy caused by the resignation, death or removal of such Series A Preferred Director.

ii)   The holders of Preferred Stock, voting as a separate class on an as-converted basis, shall be entitled to elect one (1) member (the "**Preferred Director**") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such Preferred Director and to fill any vacancy caused by the resignation, death or removal of such Preferred Director.

iii)   The holders of Class A Common Stock, voting as a separate class, shall be entitled to elect one (1) member (the "**Common Director**") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

iv)   The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Corporation (the "**CEO Director**"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law.

v)   The holders of the Preferred Stock and Class A Common Stock, voting together as a single class have elected one (1) member of the Board of Directors, who shall not be an officer or employee of the Corporation (the "**Independent Director**"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director and the CEO Director, unless otherwise prohibited by law.

4.2.3   LIQUIDATION RIGHTS.

A.   Upon a Liquidating Event, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on a pari passu basis, be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, respectively, (i) an amount per share of Series A Preferred Stock equal to the Original Issue Price of such Series A Preferred Stock plus all unpaid dividends on the Series A Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A Preferred Stock held by them; (ii) an amount per share of Series A-1 Preferred Stock equal to the Original Issue Price of such Series A-1 Preferred Stock plus all unpaid dividends on the Series A-1 Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A-1 Preferred Stock held by them; and (iii) an amount per share of Series A-2 Preferred Stock equal to the Original Issue Price of such Series A-2 Preferred Stock plus all unpaid dividends on the Series A-2 Preferred Stock, whether or not declared by the Board of Directors, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series A-2 Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock of the liquidation preference set forth in this Section 4.2.3(A), then such assets (or consideration) shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

B.   After the payment of the full liquidation preference of the Preferred Stock as set forth in Section 4.2.3(A) above, the remaining assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

C. For purposes of this Section 4.2.3, a "**Liquidating Event**" shall be deemed to be occasioned by, or to include: (i) Any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary; (ii) a merger or consolidation in which (a) the Corporation is a constituent party, or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the equity securities of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or (iii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets, technology or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

D. In any Liquidating Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

      i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

            a) If traded on a securities exchange or through the Nasdaq Global Market or Nasdaq Capital Markets, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

            b) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

c)   If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (1) (a), (b) or (c) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

4.2.4   CONVERSION RIGHTS. The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Class A Common Stock (the "**Conversion Rights**"):

A.   OPTIONAL CONVERSION.   Subject to and in compliance with the provisions of this Section 4.2.4, any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Class A Common Stock. The number of shares of Class A Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Preferred Stock Conversion Rate (as defined below) then in effect for the Preferred Stock (determined as provided in Section 4.2.4(B)) by the number of shares of Preferred Stock being converted.

B.   PREFERRED STOCK CONVERSION RATE.   The conversion rate in effect at any time for conversion of the Preferred Stock (the "**Preferred Stock Conversion Rate**") shall be the quotient obtained by dividing the respective Original Issue Price of the Preferred Stock by the respective Preferred Stock Conversion Price (as defined below) for the Preferred Stock, calculated as provided in Section 4.2.4(C).

C.   PREFERRED STOCK CONVERSION PRICE.   The conversion price for the Preferred Stock shall initially be the respective Original Issue Price of the Preferred Stock (the "**Preferred Stock Conversion Price**").   Such initial Preferred Stock Conversion Price shall be adjusted from time to time in accordance with this Section 4.2.4. All references to the Preferred Stock Conversion Price herein shall mean the Preferred Stock Conversion Price as so adjusted.

D.   MECHANICS OF CONVERSION.   Each holder of Preferred Stock who desires to convert the same into shares of Class A Common Stock pursuant to this Section 4.2.4 shall, if applicable, surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. Thereupon, the Corporation shall, if applicable, promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Class A Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Class A

Common Stock (at the Class A Common Stock's fair market value determined by the Board of Directors as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted and (ii) in cash (at the Class A Common Stock's fair market value determined by the Board of Directors as of the date of conversion) the value of any fractional share of Class A Common Stock otherwise issuable to any holder of Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of receipt of notice by the Corporation of such conversion election, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

     E.   ADJUSTMENT FOR STOCK SPLITS AND COMBINATIONS. If at any time or from time to time after the date that the first share of Series A Preferred Stock is issued (the "**Series A Original Issue Date**") or after the date that the first share of Series A-1 Preferred Stock is issued (the "**Series A-1 Original Issue Date**") or after the date that the first share of Series A-2 Preferred Stock is issued (the "**Series A-2 Original Issue Date**"), or after the date that the second round of Series A-2 Preferred Stock is issued (the "**Series A-2 Second Issue Date**"), as applicable, the Corporation effects a subdivision of the outstanding Class A Common Stock without a corresponding subdivision of the Preferred Stock, the Preferred Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Series A Original Issue Date, Series A-1 Original Issue Date, Series A-2 Original Issue Date, or Series A-2 Second Issue Date, as applicable, the Corporation combines the outstanding shares of Class A Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Preferred Stock Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4.2.4(E) shall become effective at the close of business on the date the subdivision or combination becomes effective.

     F.   ADJUSTMENT FOR COMMON STOCK DIVIDENDS AND DISTRIBUTIONS. If at any time or from time to time after the Series A Original Issue Date, Series A-1 Original Issue Date, Series A-2 Original Issue Date or Series A-2 Second Issue Date, as applicable, the Corporation pays a dividend or other distribution on the Class A Common Stock in Additional Shares of Common Stock, the Preferred Stock Conversion Price that is then in effect for the Preferred Stock shall be decreased as of the time of such issuance, as provided below:

     i)   The Preferred Stock Conversion Price shall be adjusted by multiplying the Preferred Stock Conversion Price then in effect by a fraction equal to:

     a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

     b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

ii)   If the Corporation fixes a record date to determine which holders of Class A Common Stock are entitled to receive such dividend or other distribution, the Preferred Stock Conversion Price for the Preferred Stock shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

iii)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Stock Conversion Price for the Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred Stock Conversion Price for the Preferred Stock shall be adjusted pursuant to this Section 4.2.4(F) to reflect the actual payment of such dividend or distribution.

G.   ADJUSTMENT FOR RECLASSIFICATION, EXCHANGE, AND SUBSTITUION. If at any time or from time to time after the Series A Original Issue Date, Series A-1 Original Issue Date, Series A-2 Original Issue Date or Series A-2 Second Issue Date, as applicable, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a Liquidating Event defined in Section 4.2.3 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4.2.4), in any such event each holder of Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

H.   REORGANIZATIONS, MERGERS, OR CONSOLIDATIONS. If at any time or from time to time after the Series A Original Issue Date, Series A-1 Original Issue Date, Series A-2 Original Issue Date, or Series A-2 Original Second Date, as applicable, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than a Liquidating Event as defined in Section 4.2.3 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4.2.4), as a part of such capital reorganization, provision shall be made so that the holders of Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.2.4 with respect to the rights of the holders of the Preferred Stock after the capital reorganization to the end that the provisions of this Section 4.2.4 (including adjustment of the Preferred Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

    I.   DEFINED TERMS.

"**Convertible Securities**" shall mean Stock or other securities convertible into Additional Shares of Common Stock (as defined below).

"**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued by the Corporation, or deemed to be issued, other than:

    i)   shares of Common Stock issued upon conversion of or as a dividend or distribution on the Preferred Stock;

    ii)   shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board of Directors;

    iii)   shares of Common Stock issued pursuant to the exercise of options, warrants or convertible securities outstanding prior to the effective date of the Certificate;

    iv)   shares of Common Stock issued and/or options, warrants or other Common Stock purchase rights, and the shares of Common Stock issued pursuant to such options, warrants or other rights issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board of Directors;

    v)   shares of Common Stock issued and/or options, warrants or other Common Stock purchase rights, and the shares of Common Stock issued pursuant to such options, warrants or other rights, issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial institution, approved by the Board of Directors;

    vi)   any other issuance or issuances of securities and/or options, warrants or other purchase rights, and the securities issued pursuant to such options, warrants or other rights that have been approved by the holders of at least a majority of the outstanding Preferred Stock, voting together on an as-converted basis; and

vii) shares of Common Stock issued or issuable pursuant to a transaction described in Section 4.2.4(F), 4.2.4(G) or 4.2.4(H) above.

J.   CERTIFICATE OF ADJUSTMENT. In each case of an adjustment or readjustment of the Preferred Stock Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Preferred Stock, if the Preferred Stock is then convertible pursuant to this Section 4.2.4, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Preferred Stock Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Preferred Stock.

K.   NOTICES OF RECORD DATE. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Liquidating Event (as defined in Section 4.2.3) or other capital reorganization of the Corporation, or any reclassification or recapitalization of the capital stock of the Corporation, the Corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Preferred Stock, voting together on an as-converted basis) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Liquidating Event, reorganization, reclassification, transfer or consolidation, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Liquidating Event, reorganization, reclassification, transfer or consolidation.

L.   AUTOMATIC CONVERSION.

i)   Each share of Preferred Stock shall automatically be converted into shares of Class A Common Stock, based on the then-effective Preferred Stock Conversion Price, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Preferred Stock, voting together on an as-converted basis, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the

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Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the gross proceeds to the Corporation (after underwriting discounts and commissions) are at least Thirty Million Dollars ($30,000,000). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4.2.4(D).

ii)   Upon the occurrence of either of the events specified in Section 4.2.4(L)(i) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, if applicable; *provided, however,* that the Corporation shall not be obligated to issue, if applicable, certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock, if applicable, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall, if applicable, surrender the certificates representing such shares, at the office of the Corporation or any transfer agent for the Preferred Stock. Thereupon, if applicable, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4.2.4(D).

M.   FRACTIONAL SHARES. No fractional shares of Class A Common Stock shall be issued upon conversion of Preferred Stock. All shares of Class A Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Class A Common Stock's fair market value (as determined by the Board of Directors) on the date of conversion.

N. **RESERVATION OF STOCK ISSUABLE UPON CONVERSION.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose.

O. **NOTICES.** Any notice required by the provisions of this Section 4.2.4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

P. **PAYMENT OF TAXES.** The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

4.2.5 **REDEMPTION.**

A. **OBLIGATORY REDEMPTION.** The Corporation shall be obligated to redeem the Preferred Stock as follows:

i) The holders of at least seventy-five percent (75%) of the then-outstanding shares of Preferred Stock, voting together on an as-if-converted basis, may require the Corporation, to the extent it may lawfully do so, to redeem the Preferred Stock at any time on or after the fifth anniversary of the most recent issuance of Convertible Securities. In such event, such holders shall deliver to the Corporation written notice and a copy of such consent of the Preferred Stock, together with notice of the date requested for such redemption (which shall be at least one hundred eighty (180) days after the date of such notice and on or after the fifth anniversary of the most recent issuance of Convertible Securities) (the **"Redemption Date"**). The Corporation shall effect such redemption on the Redemption Date by paying in cash in exchange for the shares of Preferred Stock to be redeemed a sum equal to the Original Issue Price per share of the Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. The total amount to be paid for the Preferred Stock is hereinafter referred to as the "**Redemption Price**."

ii) At least thirty (30) days but no more than sixty (60) days prior to the Redemption Date, the Corporation shall send a notice (a "**Redemption Notice**") to all holders of Preferred Stock to be redeemed setting forth (A) the Redemption Price for the shares to be redeemed, and (B) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates, if applicable. If the Corporation does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date then it shall (A) redeem such shares *pro rata* (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and (B) redeem the remaining shares to be redeemed as soon as sufficient funds are legally available by paying in cash in exchange for such shares of Preferred Stock to be redeemed, the Redemption Price together with interest thereon at a rate of twelve percent (12%) per annum commencing on the Redemption Date.

B. EFFECT OF REDEMPTION. On or after the Redemption Date, each holder of shares of Preferred Stock to be redeemed on such date shall, if applicable, surrender such holder's certificates representing such shares to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall, if applicable, be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Corporation is unable to pay the Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as a holder of Preferred Stock (except the right to receive the Redemption Price without interest (other than as may be set forth in Section 4.2.5(A)(ii) above) upon surrender of their certificates, as applicable), shall cease and terminate with respect to such shares; *provided* that in the event that shares of Preferred Stock are not redeemed due to a default in payment by the Corporation or because the Corporation does not have sufficient legally available funds, such shares of Preferred Stock shall remain outstanding and shall be entitled to all of the rights and preferences provided herein.

C.   CONVERSION RIGHT TERMINATION. In the event of a call for redemption of any shares of Preferred Stock, the Conversion Rights (as defined in Section 4.2.4) for such Preferred Stock shall terminate as to the shares designated for redemption at the close of business on the day immediately preceding the Redemption Date, unless default is made in payment of the Redemption Price.

4.3 NO REISSUANCE OF PREFERRED STOCK. No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued; and in addition, the Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized stock.

3.   This Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Incorporation to be signed by the undersigned, the President and Secretary of the Corporation, on March 29, 2019



Ronald L. Wilson II, President



Joseph Johnson, Secretary